      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 8, 1997

                                                      REGISTRATION NO. 333-25881
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               QLOGIC CORPORATION
             (Exact name of registrant as specified in its charter)

                      DELAWARE                                           33-0537669
  (State or other jurisdiction of incorporation or          (I.R.S. Employer Identification No.)
                   organization)

                            ------------------------

              3545 HARBOR BOULEVARD, COSTA MESA, CALIFORNIA 92626
                                 (714) 438-2200
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            ------------------------

                               THOMAS R. ANDERSON
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                               QLOGIC CORPORATION
              3545 HARBOR BOULEVARD, COSTA MESA, CALIFORNIA 92626
                                 (714) 438-2200
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                            ------------------------

                                   COPIES TO:

                  NICK E. YOCCA, ESQ.                                   JORGE A. DEL CALVO, ESQ.
                   K.C. SCHAAF, ESQ.                                     STANTON D. WONG, ESQ.
                MICHAEL H. MULROY, ESQ.                                  GEORGE A. GUCKER, ESQ.
                 NUMAN J. SIDDIQI, ESQ.                                    ANN E. TARDY, ESQ.
            STRADLING YOCCA CARLSON & RAUTH,                         PILLSBURY MADISON & SUTRO LLP
               A PROFESSIONAL CORPORATION                                 2700 SAND HILL ROAD
          660 NEWPORT CENTER DRIVE, SUITE 1600                        MENLO PARK, CALIFORNIA 94025
            NEWPORT BEACH, CALIFORNIA 92660                              PHONE: (415) 233-4500
                 PHONE: (714) 725-4000                                    FAX: (415) 233-4545
                  FAX: (714) 725-4100

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

                            ------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject to Completion)

Dated July 8, 1997


                                2,000,000 Shares

                                 [QLOGIC LOGO]

                                  Common Stock

                         ------------------------------


     All of the 2,000,000 shares of Common Stock (the "Common Stock") offered hereby are being issued and sold by QLogic Corporation ("QLogic" or the "Company"). The Common Stock is quoted on the Nasdaq National Market under the symbol "QLGC." The last sale price for the Common Stock on July 7, 1997, as reported on the Nasdaq National Market, was $26.375 per share. See "Price Range of Common Stock."


                         ------------------------------

                 THIS OFFERING INVOLVES A HIGH DEGREE OF RISK.
                 SEE "RISK FACTORS" BEGINNING ON PAGE 5 HEREOF.
                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=====================================================================================================
                                                                   Underwriting
                                                 Price to         Discounts and        Proceeds to
                                                  Public         Commissions (1)       Company (2)
-----------------------------------------------------------------------------------------------------
Per Share................................           $                   $                   $
Total (3)................................           $                   $                   $
=====================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities including liabilities under the Securities Act of 1933. See "Underwriting."


(2) Before deducting expenses, estimated to be $525,000, payable by the Company.



(3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase an aggregate of up to 300,000 additional shares at the Price to Public less Underwriting Discounts and Commissions to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discounts and Commissions
    and Proceeds to Company will be $          , $          and $          ,
    respectively. See "Underwriting."

                         ------------------------------

     The Common Stock is offered by the several Underwriters named herein when, as and if received and accepted by them, subject to their right to reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of certificates for the shares will be made at the offices of Cowen &
Company, New York, New York, on or about             , 1997.

COWEN & COMPANY
                 PRUDENTIAL SECURITIES INCORPORATED
                                  MORGAN KEEGAN & COMPANY, INC.
        , 1997

   [DIAGRAM DEPICTING THE COMPANY'S SEMICONDUCTOR PRODUCTS APPLICATIONS IN A
           COMPUTER MOTHERBOARD AND VARIOUS DATA STORAGE PERIPHERALS]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET AND MAY IMPOSE PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. The discussion in this Prospectus contains forward-looking statements, within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that involve risks and uncertainties, such as statements of the Company's strategies, plans, objectives, expectations and intentions. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors discussed elsewhere in this Prospectus. Except as otherwise indicated, the information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Certain technical terms are defined in the Glossary on page 40 of this Prospectus.


                                  THE COMPANY

     QLogic Corporation is a leading designer and supplier of semiconductor and board level I/O products. The Company's products provide a high performance interface between computer systems and their attached data storage peripherals, such as hard disk drives, tape drives, removable disk drives, CD-ROM drives and RAID subsystems. QLogic provides complete I/O technology solutions by designing and marketing single chip controller and adapter board products for both sides of the computer/peripheral device interlink, or "bus." Historically, the Company has targeted the high performance sector of the I/O market, focusing primarily on the SCSI industry standard. The Company is utilizing its I/O expertise to develop products for emerging I/O standards, such as Fibre Channel. Fibre Channel is experiencing early industry acceptance as a higher performance solution that maintains signal integrity while allowing for increased connectivity between a computer system and its data storage peripherals.

     QLogic's products utilize various I/O standards to service the needs of manufacturers and end users of various types of computer systems and components, such as workstations, servers and data storage peripherals. The Company believes that the increasing processing power of computers, the proliferation of networks, the rapid growth in the usage of the Internet and intranets, the wider application of computers in multimedia and telecommunications applications and the availability of higher performance data storage peripherals have driven the demand for increased data throughput among servers, workstations and data storage peripherals. To address this demand for increased I/O system performance, the Company provides high performance SCSI-based solutions and new I/O solutions based on the emerging Fibre Channel standard. In addition, the Company is leveraging its technological expertise to provide I/O solutions based on the IDE standard, a cost effective solution for the personal computer market.

     The Company believes that its technological leadership, extensive involvement in its customers' product development process and the ease of migration of its SCSI-based products to its new I/O products position QLogic to provide additional I/O solutions to its existing customer base. The Company believes that these attributes also provide it with competitive advantages in establishing new relationships with additional OEMs for both computer systems and data storage peripherals. QLogic markets and distributes its products through a direct sales organization supported by field application engineers, as well as through a network of independent manufacturers' representatives and regional and international distributors. The Company's primary OEM customers are major domestic and international suppliers and manufacturers of servers, workstations and data storage peripherals, such as Sun Microsystems, Inc., Fujitsu Limited and Digital Equipment Corporation.

     The Company is the successor to the Emulex Micro Devices division of Emulex Corporation. The Company was incorporated in Delaware in 1992, as Emulex Micro Devices Corporation, a wholly-owned subsidiary of Emulex Corporation, and, in 1993, substantially all of the assets of the Emulex Micro Devices division were transferred to the Company. In February 1994, pursuant to its spinoff from Emulex Corporation, the Company became a separate publicly held corporation. The terms "QLogic" and "Company" refer to QLogic Corporation and, for periods prior to January 1993, the Emulex Micro Devices division of Emulex Corporation. The Company's principal executive offices are located at 3545 Harbor Boulevard, Costa Mesa, California 92626, and its telephone number is (714) 438-2200. FAS, QLogic and the QLogic logo are trademarks of the Company.

                                  THE OFFERING


Common Stock offered by the Company..............  2,000,000 shares
Common Stock to be outstanding after the
  offering.......................................  7,864,070 shares (1)
Use of proceeds..................................  For working capital and general corporate purposes. See "Use of Proceeds."
Nasdaq National Market symbol....................  QLGC


                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                          FISCAL YEAR ENDED
                                                                    ------------------------------
                                                                    APR. 2,    MAR. 31,   MAR. 30,
                                                                      1995       1996       1997
                                                                    --------   --------   --------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Net revenues....................................................  $ 57,675   $ 53,779   $ 68,927
  Gross profit....................................................    23,390     19,366     30,776
  Operating income................................................     3,379      1,184      9,354
  Net income......................................................  $  1,965   $    666   $  5,848
  Net income per common and equivalent share......................  $   0.35   $   0.12   $   0.93
  Weighted average common and common equivalent shares............     5,567      5,737      6,315

                                                                  THREE MONTHS ENDED
                                    ------------------------------------------------------------------------------
                                    JULY 2,   OCT. 1,   DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 29,  DEC. 29,  MAR. 30,
                                     1995      1995      1995      1996      1996       1996      1996      1997
                                    -------   -------   -------   -------   -------   --------   -------   -------
CONSOLIDATED SELECTED QUARTERLY DATA (2):
  Net revenues....................  $ 9,570   $13,105   $14,886   $16,218   $15,740   $ 16,725   $17,431   $19,031
  Gross profit....................    3,575     4,629     5,436     5,726     6,155      7,103     8,040     9,478
  Operating income (loss).........   (1,162)      375       695     1,276     1,592      1,872     2,656     3,234
  Net income (loss)...............  $  (724)  $   214   $   444   $   732   $   967   $  1,178   $ 1,677   $ 2,026
  Net income (loss) per common and
    equivalent share..............  $ (0.13)  $  0.04   $  0.08   $  0.13   $  0.16   $   0.20   $  0.26   $  0.32


                                                                            MARCH 30, 1997
                                                                      ---------------------------
                                                                      ACTUAL      AS ADJUSTED (3)
                                                                      -------     ---------------
CONSOLIDATED BALANCE SHEET DATA:
  Working capital...................................................  $19,811         $69,135
  Total assets......................................................   36,963          86,287
  Long term obligations.............................................    1,276           1,276
  Total stockholders' equity........................................   24,353          73,677


---------------

(1) Based on the number of shares outstanding as of June 29, 1997. Excludes 838,755 shares subject to options outstanding as of March 30, 1997 under the Company's stock option plans at a weighted average exercise price of $9.00 per share.


(2) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Selected Quarterly Results of Operations."


(3) Adjusted to reflect the sale by the Company of the 2,000,000 shares of Common Stock offered hereby at an assumed public offering price of $26.375 per share and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, prospective investors should consider carefully the following risk factors in evaluating an investment in the Company and its business before purchasing any shares of the Common Stock offered hereby.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The Company has experienced, and expects to continue to experience, fluctuations in sales and operating results from quarter to quarter. As a result, the Company believes that period to period comparisons of its operating results are not necessarily meaningful, and that such comparisons cannot be relied upon as indicators of future performance. In addition, there can be no assurance that the Company will maintain its current profitability in the future. A significant portion of the Company's net revenues in each fiscal quarter results from orders booked in that quarter. In the past, a significant percentage of the Company's quarterly bookings and sales to major customers occurred during the last month of the quarter, and there can be no assurance that this trend will not return in the future. Orders placed by major customers are typically based on their forecasted sales and inventory levels for the Company's products. Changes in purchasing patterns by one or more of the Company's major customers, customer order changes or rescheduling, gain or loss of significant customers, customer policies pertaining to desired inventory levels of the Company's products, negotiations of rebates and extended payment terms, as well as changes in the ability of the Company to anticipate in advance the mix of customer orders, could result in material fluctuations in quarterly operating results. Certain large OEM customers may require the Company to maintain higher levels of inventory as such customers attempt to minimize their own inventories. In addition, the Company must order its products and build inventory substantially in advance of product shipments, and because the markets for the Company's products are subject to rapid technological and price changes, there is a risk the Company will forecast incorrectly and produce excess or insufficient inventory of particular products. To the extent the Company produces excess or insufficient inventory or is required to hold excess inventory, the Company's operating results could be adversely affected. Other factors that could cause the Company's sales and operating results to vary significantly from period to period include: the time, availability and sale of new products; seasonal OEM customer demand, such as the decline experienced in the fiscal quarter ended June 30, 1996; changes in the mix of products having differing gross margins; variations in manufacturing capacities, efficiencies and costs; the availability and cost of components, including silicon wafers; warranty expenses; variations in product development and other operating expenses; and general economic and other conditions affecting the timing of customer orders and capital spending. The Company's quarterly results of operations are also influenced by competitive factors, including pricing and availability of the Company's and its competitors' products. Although the Company does not maintain its own wafer manufacturing facility, a large portion of the Company's expenses are fixed and difficult to reduce in a short period of time. If net revenues do not meet the Company's expectations, the Company's fixed expenses would exacerbate the effect on net income of such shortfall in net revenues. Furthermore, announcements by the Company, its competitors or others regarding new products and technologies could cause customers to defer purchases of the Company's products. Order deferrals by the Company's customers, delays in the Company's introduction of new products and longer than anticipated design-in cycles for the Company's products have in the past adversely affected the Company's quarterly results of operations. Due to all of the foregoing factors, as well as other unanticipated factors, it is likely that in some future quarter or quarters the Company's operating results will be below the expectations of public market analysts or investors. In such event, the price of the Company's Common Stock would likely be materially and adversely affected. See "-- Reliance on High Performance Computer and Computer Peripheral Market," "-- Volatility of Stock Price" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON SMALL NUMBER OF CUSTOMERS

     A small number of customers account for a substantial portion of the Company's net revenues, and the Company expects that a limited number of customers will continue to represent a substantial portion of the Company's net revenues for the foreseeable future. The Company's six largest customers in each respective period accounted for approximately 71%, 81% and 71% of the Company's net revenues for fiscal 1997, 1996 and

1995, respectively. For fiscal 1997, Sun Microsystems, Inc., Tokyo Electron Limited and Fujitsu Limited accounted for approximately 20%, 19% and 16% of the Company's net revenues, respectively. For fiscal 1996, Tokyo Electron Limited, Sun Microsystems, Inc. and Avex Electronics, Inc. accounted for approximately 42%, 13% and 11% of the Company's net revenues, respectively. For fiscal 1995, Tokyo Electron Limited, Micropolis Corporation and Digital Equipment Corporation accounted for approximately 24%, 14% and 11% of the Company's net revenues, respectively. There can be no assurance that sales to such customers will continue or remain at comparable levels. In particular, in connection with the Company's transition to a more direct sales strategy in Japan, the Company has terminated its relationship with Tokyo Electron Limited. The Company's operating results have been, and may continue to be, adversely affected by the development of alternative input/output ("I/O") solutions including the internal development by the Company's customers of products competitive with those of the Company. For example, the Company's results of operations during fiscal year ended March 31, 1996 were adversely affected as a result of the loss of a large OEM customer as such customer transitioned to a more vertically integrated manufacturing policy, and industry consolidation that resulted in the acquisitions of other large customers. The loss of any of the Company's major customers would have a material adverse effect on its business, financial condition and results of operations. In addition, a majority of the Company's customers order the Company's products through written purchase orders as opposed to long term supply contracts and, therefore, such customers are generally not obligated to purchase products from the Company for any specified period. Major customers also have significant leverage over the Company and may attempt to change the terms, including pricing, upon which the Company and such customers do business, which could materially adversely affect the Company's business, financial condition and results of operations. As the Company's OEM customers are pressured to reduce prices as a result of competitive factors, the Company may be required to contractually commit to price reductions for its products before it knows how, or if, cost reductions can be obtained. If the Company is unable to achieve such cost reductions, the Company's gross margins could decline and such decline could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company provides its major distributors and certain volume purchasers with price protection in the event that the Company reduces the prices of its products. While the Company maintains reserves for such price protection, there can be no assurance that the impact of future price reductions by the Company will not exceed the Company's reserves in any specific fiscal period. Any price protection in excess of recorded reserves could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Fluctuations in Quarterly Operating Results," "-- Volatility of Stock Price" and
"Business -- Customers."


COMPETITION

     The markets for both peripheral and host computer products are highly competitive and are characterized by short product life cycles, price erosion, rapidly changing technology, frequent product performance improvements and evolving industry standards. Competition typically occurs at the design stage, where the customer evaluates alternative design approaches. Because of shortened product life cycles and even shorter design-in cycles, the Company's competitors have increasingly frequent opportunities to achieve design wins in next generation systems. A design win usually ensures a customer will purchase the product until a higher performance standard is available or a competitor can demonstrate a significant price/performance advantage. All of the Company's products compete with products available from several companies, many of which have substantially greater research and development, long term guaranteed supply capacity, marketing and financial resources, manufacturing capability and customer support organizations than those of the Company. The Company believes that its future operating results will depend, in part, upon its ability to continue to improve product and process technologies and develop new technologies in order to maintain the performance advantages of products and processes relative to competitors, to adapt products and processes to technological changes, and to identify and adopt emerging industry standards. Because of the complexity of its products, the Company has experienced delays from time to time in completing products on a timely basis. If the Company is unable to design, develop and introduce competitive new products on a timely basis, its future operating results would be adversely affected.

     The Company currently competes primarily with Adaptec, Inc. and Symbios Logic, Inc. In the Fibre Channel sector of the I/O market, the Company expects to compete primarily with Adaptec, Inc., Symbios Logic,

Inc. and Hewlett-Packard Company. In the Integrated Drive Electronics ("IDE") sector, the Company expects to compete with Adaptec, Inc. and Cirrus Logic, Inc. The Company may compete with some of its larger disk drive and computer systems customers, some of which have the capability to develop I/O controller integrated circuits for use in their products. At least one large OEM customer in the past decided to vertically integrate and therefore ceased purchases from the Company.

     The Company will have to continue to develop products appropriate to its markets to remain competitive as its competitors continue to introduce products with improved performance characteristics. While the Company continues to devote significant resources to research and development, there can be no assurance that such efforts will be successful or that the Company will develop and introduce new technology and products in a timely manner. In addition, while relatively few competitors offer a full range of Small Computer System Interface ("SCSI") and other I/O products, additional domestic and foreign manufacturers may increase their presence in, and resources devoted to, these markets. There can be no assurance that the Company will compete successfully in the future. See "-- Rapid Technological Change; Dependence on New Products; Industry Standards" and "Business -- Competition."

DEPENDENCE ON WAFER SUPPLIERS AND OTHER SUBCONTRACTORS

     The Company currently relies on several independent foundries to manufacture its semiconductor products either in finished form or wafer form. The Company conducts business with its foundries through written purchase orders as opposed to long term supply contracts and, therefore, such foundries are generally not obligated to supply products to the Company for any specific period, in any specific quantity or at any specified price, except as may be provided in a particular purchase order. To the extent a foundry terminates its relationship with the Company or should the Company's supply from a foundry be interrupted or terminated for any other reason, the Company may not have a sufficient amount of time to replace the supply of products manufactured by that foundry. Until recently, there has been a worldwide shortage of advanced process technology foundry capacity. The manufacture of semiconductor devices is subject to a wide variety of factors, including the availability of raw materials, the level of contaminants in the manufacturing environment, impurities in the materials used, and the performance of personnel and equipment. The Company is continuously evaluating potential new sources of supply. However, the qualification process and the production ramp-up for additional foundries has in the past taken, and could in the future take, longer than anticipated. There can be no assurance that new supply sources will be able or willing to satisfy the Company's wafer requirements on a timely basis or at acceptable quality or per unit prices. While the quality, yield and timeliness of wafer deliveries to date have been acceptable, there can be no assurance that manufacturing yield problems will not occur in the future.

     The Company is using multiple sources of supply for certain of its products, which may require the Company's customers to perform separate product qualifications. The Company has not, however, developed alternate sources of supply for certain other products and its newly introduced products are typically produced initially by a single foundry until alternate sources can be qualified. In particular, the Company's integrated single chip Fibre Channel controller is manufactured by LSI Logic Corporation ("LSI Logic") and integrates LSI Logic's transceiver technology. In the event that LSI Logic is unable or unwilling to satisfy the Company's requirements for this technology, the Company's attempt to market Fibre Channel products would be delayed and, as such, its results of operations could be materially and adversely affected. The requirement that a customer perform separate product qualifications or a customer's inability to obtain a sufficient supply of products from the Company may cause that customer to satisfy its product requirements from the Company's competitors, which would adversely affect the Company's results of operations. See "-- Rapid Technological Change; Dependence on New Products; Industry Standards."

     The Company's ability to obtain satisfactory wafer and other supplies is subject to a number of other risks. The Company's suppliers may be subject to injunctions arising from alleged violations of third party intellectual property rights. The enforcement of such an injunction could impede a supplier's ability to provide wafers, components or packaging services to the Company. In addition, the Company's flexibility to move production of any particular product from one foundry to another can be limited in that such a move can require significant re-engineering, which may take several quarters. These efforts also divert engineering resources which otherwise could be dedicated to new product development and adversely affect new product development schedules. Accordingly, production may be constrained even though capacity is available at one or more foundries. In addition, the Company could encounter supply shortages if sales grow substantially. The Company uses domestic and offshore subcontractors for die assembly of its semiconductor products purchased in wafer form, and for assembly of its host adapter board products. The Company's reliance on independent subcontractors to provide these services involves a number of risks, including the absence of guaranteed capacity and reduced control over delivery schedules, quality assurance and costs. The Company is also subject to the risks of shortages and increases in the cost of raw materials used in the manufacture or assembly of the Company's products. In addition, the Company may receive orders for large volumes of products to be shipped within short periods, and the Company may not have sufficient testing capacity to fill such orders. Constraints or delays in the supply of the Company's products, whether because of capacity constraints, unexpected disruptions at the Company's foundries or subcontractors, delays in obtaining additional production at the existing foundries or in obtaining production from new foundries, shortages of raw materials, or other reasons, could result in the loss of customers and other material adverse effects on the Company's operating results, including effects that may result should the Company be forced to purchase products from higher cost foundries or pay expediting charges to obtain additional supply. See "Business -- Manufacturing."

TRANSACTIONS TO OBTAIN MANUFACTURING CAPACITY; FUTURE CAPITAL NEEDS

     Although the Company is currently not experiencing any difficulties in obtaining sufficient foundry capacity due to the current abundance of worldwide semiconductor fabrication capacity, the Company and the semiconductor industry have in the past experienced shortages of available foundry capacity. Accordingly, in order to secure an adequate supply of wafers, especially wafers manufactured using advanced process technologies, the Company may consider various possible transactions, including the use of "take or pay" contracts that commit the Company to purchase specified quantities of wafers over extended periods or equity investments in or advances to wafer manufacturing companies in exchange for guaranteed production capacity, or the formation of joint ventures to own and operate or construct foundries or to develop certain products. Any of these transactions would involve financial risk to the Company and could require the Company to commit substantial capital or provide technology licenses in return for guaranteed production capacity. The need to commit substantial capital may require the Company to seek additional equity or debt financing. The sale or issuance of additional equity or convertible debt securities could result in dilution to the Company's stockholders. There can be no assurance that such additional financing, if required, will be available when needed or, if available, will be on terms acceptable to the Company. See "Use of Proceeds."

RELIANCE ON HIGH PERFORMANCE COMPUTER AND COMPUTER PERIPHERAL MARKET

     A significant portion of the Company's host adapter board products are currently used in high-performance file servers, workstations and other office automation products. The Company's growth has been supported by increasing demand for sophisticated I/O solutions which support database systems, servers, workstations, Internet/intranet applications, multimedia and telecommunications. Should there be a slowing in the growth of demand for such systems, the Company's business, financial condition and results of operations could be materially and adversely affected.

     As a supplier of controller products to manufacturers of computer peripherals such as disk drives and other data storage devices, a portion of the Company's business is dependent on the overall market for computer peripherals. This market, which itself is dependent on the market for computers, has historically been characterized by periods of rapid growth followed by periods of oversupply and contraction. As a result, suppliers to the computer peripherals industry from time to time experience large and sudden fluctuations in demand for their products as their customers adjust to changing conditions in their markets. If these fluctuations are not accurately anticipated, such suppliers, including the Company, could produce excessive or insufficient inventories of various components which could have a material adverse effect on the Company's business, financial condition and results of operations. See
"-- Fluctuations in Quarterly Operating Results."

RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON NEW PRODUCTS; INDUSTRY STANDARDS

     The markets in which the Company and its competitors compete are characterized by rapidly changing technology, evolving industry standards and continuing improvements in products and services. The Company's future success depends on its ability to enhance its current products and to develop and introduce in a timely manner new products that keep pace with technological developments and industry standards, compete effectively on the basis of price and performance, adequately address OEM customer and end-user customer requirements and achieve market acceptance. The Company believes that to remain competitive in the future it will need to continue to develop new products, which will require the investment of significant financial resources in new product development. In anticipation of the implementation of Fibre Channel data transfer interface technologies, the Company has invested and will continue to invest significant resources in developing its integrated circuit single chip PCI to Fibre Channel controllers. There can be no assurance that Fibre Channel will be adopted as a predominant industry standard. The Company is aware of products for alternative I/O standards and enabling technologies being developed by its competitors. The Company believes that certain competitors, including Symbios Logic, Inc., have extensive development efforts related to products based on the Low Voltage Differential ("LVD") technology. There can be no assurance that such technology will not be adopted as an industry standard and if an alternative standard is adopted, there can be no assurance the Company will timely develop products for such standard. Further, even if Fibre Channel is adopted, there can be no assurance that the Company's integrated PCI to Fibre Channel controller will be fully developed in time to be accepted for use in Fibre Channel technology or that, if developed, will achieve market acceptance, or be capable of being manufactured at competitive prices in sufficient volumes. In the event that Fibre Channel is not adopted as an industry standard, or that the Company's integrated circuit PCI to Fibre Channel controllers are not timely developed or do not gain market acceptance, the Company's business, financial condition and results of operations could be materially and adversely affected.

     The computer industry is characterized by various standards and protocols that evolve with time. The Company's current products are designed to conform to certain industry standards and protocols such as IDE, SCSI, Ultra SCSI and PCI. In addition, the Company's Fibre Channel products have been designed to conform with a standard that has yet to be uniformly adopted. The Company's products must be designed to operate effectively with a variety of hardware and software products supplied by other manufacturers, including microprocessors, operating system software and peripherals. The Company depends on significant cooperation with these manufacturers in order to achieve its design objectives and produce products that interoperate successfully. While the Company believes that it generally has good relationships with leading microprocessor, systems and peripheral suppliers, there can be no assurance that such suppliers will not from time to time make it more difficult for the Company to design its products for successful interoperability. If industry acceptance of these standards was to decline or if they were replaced with new standards, and if the Company did not anticipate these changes and develop new products, the Company's business, financial condition and results of operations could be materially and adversely affected.

     The Company could experience delays in product development that are common in the computer and semiconductor industry. Significant delays in product development and release would adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company will respond effectively to technological changes or new product announcements by other companies or that the Company's research and development efforts will be successful. Furthermore, introduction of new products and moving production of existing products to different suppliers involves substantial business risks because of the possibility of product "bugs" or performance problems, in which event the Company could experience significant product returns, warranty expenses, expedite charges, in addition to lower sales and lower profits. See "Business -- Engineering and Development."

IDENTIFICATION AND INTEGRATION OF ACQUISITIONS

     The Company anticipates that its future growth may depend in part on its ability to identify and acquire complementary businesses, technologies or product lines that are compatible to those of the Company. The Company may, if appropriate, use a portion of the net proceeds from this offering for such acquisitions. Acquisitions involve numerous risks, including identifying and pursuing acquisitions, difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management's attention from other business concerns, risks associated with entering markets or conducting operations with which the Company has no or limited direct prior experience, and the potential loss of key employees of the acquired company. Moreover, there can be no assurance that the anticipated benefits of an acquisition will be realized. There can be no assurance that the Company will be effective in identifying and effecting attractive acquisitions, assimilating acquisitions or managing future growth. Future acquisitions by the Company could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, all of which could materially adversely affect the Company's business, financial condition, results of operations or stock price. With respect to the possible amortization of goodwill, the Financial Accounting Standards Board ("FASB") has announced that it may make pooling of interests accounting treatment for merger transactions more difficult to attain, or may abolish such treatment altogether. If the FASB does limit or eliminate pooling of interests accounting treatment, the Company's ability to consummate merger transactions without incurring goodwill would be materially and adversely affected. See "Use of Proceeds."

DEPENDENCE ON KEY PERSONNEL

     The Company's future success is highly dependent on the continued services of its key engineering, sales, marketing and executive personnel, including highly skilled semiconductor design personnel and software developers, and its ability to identify and hire additional personnel. The loss of the services of key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that the market for key personnel in the industries in which it competes is highly competitive. In particular, the Company has experienced difficulty in attracting and retaining qualified engineers and other technical personnel and anticipates that competition for such personnel will increase in the future. There can be no assurance that the Company will be able to attract and retain key personnel with the skills and expertise necessary to develop new products in the future, or to manage the Company's business, both in the United States and abroad. See "Business -- Employees" and "Management."

RISKS OF DOING BUSINESS IN INTERNATIONAL MARKETS

     Export revenues of the Company's products were approximately 45%, 55% and 62% of net revenues for fiscal 1997, 1996 and 1995, respectively. The Company expects that export revenues will continue to account for a significant percentage of the Company's net revenues for the foreseeable future. As a result, the Company is subject to various risks, which include: a greater difficulty of administering its business globally; compliance with multiple and potentially conflicting regulatory requirements such as export requirements, tariffs and other barriers; differences in intellectual property protections; difficulties in staffing and managing foreign operations; potentially longer accounts receivable cycles; currency fluctuations; export control restrictions; overlapping or differing tax structures; political and economic instability; and general trade restrictions. The Company's export sales are invoiced in U.S. dollars and, accordingly, if the relative value of the U.S. dollar in comparison to the currency of the Company's foreign customers should increase, the resulting effective price increase of the Company's products to such foreign customers could result in decreased sales. There can be no assurance that any of the foregoing factors will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Sales and Marketing" and "-- Customers."

LACK OF SIGNIFICANT PATENT PROTECTION; INFRINGEMENT RISKS

     Although the Company has patent protection on certain aspects of its technology, it relies primarily on trade secrets, copyrights and contractual provisions to protect its proprietary rights. There can be no assurance that these protections will be adequate to protect its proprietary rights, that others will not independently develop or otherwise acquire equivalent or superior technology or that the Company can maintain such technology as trade secrets. There also can be no assurance that any patents the Company possesses will not be invalidated, circumvented or challenged. In addition, the laws of certain countries in which the Company's products are or may be developed, manufactured or sold, including various countries in Asia, may not protect the Company's products and intellectual property rights to the same extent as the laws of the United States. The failure of the Company to protect its intellectual property rights could have a material adverse effect on the Company's business, financial condition and results of operations.

     There can be no assurance that patent or other intellectual property infringement claims will not be asserted against the Company in the future. Although patent and intellectual property disputes may be settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and there can be no assurance that necessary licenses would be available to the Company on satisfactory terms or at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing and selling certain of its products, which would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, should the Company decide to, or be forced to, litigate such claims, such litigation could be expensive and time consuming, could divert management's attention from other matters or could otherwise have a material adverse effect on the Company's business, financial condition and results of operations, regardless of the outcome of the litigation. The Company's supply of wafers and other components can also be interrupted by intellectual property infringement claims against its suppliers. See "-- Dependence on Wafer Suppliers and Other Subcontractors" and "Business -- Intellectual Property."

VOLATILITY OF STOCK PRICE

     The market price of the Common Stock has fluctuated substantially, and there can be no assurance that such volatility will not continue. Future announcements concerning the Company or its competitors or customers, quarterly variations in operating results, the introduction of new products or changes in product pricing policies by the Company or its competitors, conditions in the semiconductor industry, changes in earnings estimates by analysts, market conditions for high technology stocks in general, or changes in accounting policies, among other factors, could cause the market price of the Common Stock to fluctuate substantially. In addition, stock markets have experienced extreme price and volume volatility in recent years and the stock prices of technology companies have been especially volatile. This volatility has had a substantial effect on the market prices of securities of many smaller public companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations could adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

POTENTIAL EFFECT OF ANTI-TAKEOVER PROVISIONS

     Pursuant to the Company's Restated Certificate of Incorporation, as amended, the Board of Directors is authorized to approve the issuance of shares of currently undesignated Preferred Stock, to determine the price, powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed on any unissued series of that Preferred Stock, and to fix the number of shares constituting any such series and the designation of such series, without any vote or future action by the stockholders. Pursuant to this authority, the Board of Directors adopted a Shareholder Rights Plan and declared a dividend of one preferred stock purchase right for each outstanding share of the Company's Common Stock. The Shareholder Rights Plan, the undesignated Preferred Stock and certain provisions of the Delaware law may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Company's Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of the Common Stock. See "Description of Capital Stock."

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact included in this Prospectus, including, without limitation, the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" regarding the Company's strategies, plans, objectives and expectations; the Company's future operating results; the Company's ability to design, develop, manufacture and market products; the ability of the Company's products to achieve or maintain commercial acceptance; the Company's ability to achieve new product commercialization; the acceptance of new I/O standards and the continued acceptance of existing standards; and other matters are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are set forth in these "Risk Factors," as well as elsewhere in this Prospectus. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered hereby, at an assumed offering price of $26.375 per share (after deducting estimated underwriting discounts and commissions and offering expenses), are estimated to be approximately $49,324,000 (approximately $56,801,000 if the Underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds of the offering for working capital and general corporate purposes. The Company may use all or a portion of the net proceeds to fund various possible transactions in order to secure additional manufacturing capacity, such as the use of "take or pay" contracts that commit the Company to purchase specified quantities of wafers over extended periods or equity investments in or advances to wafer manufacturing companies in exchange for guaranteed production capacity. Any such transaction could require the Company to commit a significant amount of cash, including some or all of the net proceeds of this offering. There can be no assurance that the Company will consummate any such transaction. In addition, the Company may use a portion of such net proceeds for acquisitions of complementary businesses, technologies or products, although there are currently no commitments or agreements with respect to any material acquisition. Pending such uses, the Company intends to invest the net proceeds in short term, investment grade, interest-bearing obligations.


                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "QLGC." The following table sets forth the high and low sales prices for the Common Stock on the Nasdaq National Market for the periods indicated:


                                                                          HIGH       LOW
                                                                         ------     ------
    Fiscal Year 1996
      Quarter ended July 2, 1995.......................................  $ 5.13     $ 4.25
      Quarter ended October 1, 1995....................................    6.63       4.50
      Quarter ended December 31, 1995..................................    8.88       5.63
      Quarter ended March 31, 1996.....................................    9.13       6.50

    Fiscal Year 1997
      Quarter ended June 30, 1996......................................  $12.00     $ 8.50
      Quarter ended September 29, 1996.................................   13.00       9.00
      Quarter ended December 29, 1996..................................   28.38      12.50
      Quarter ended March 30, 1997.....................................   30.13      18.50

    Fiscal Year 1998
      Quarter ended June 29, 1997......................................  $28.00     $18.75
      Quarter ending September 28, 1997 (through July 7)...............   26.38      24.75



     The last sale price for the Common Stock on July 7, 1997, as reported on the Nasdaq National Market, was $26.375 per share. As of June 30, 1997, there were 407 holders of record of the Common Stock.


                                DIVIDEND POLICY


     The Company has never declared or paid a cash dividend on its Common Stock. The Company presently intends to retain its earnings to fund the development and growth of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of March 30, 1997, on an actual basis, and as adjusted to reflect the issuance and sale by the Company of the 2,000,000 shares of Common Stock offered hereby at an assumed public offering price of $26.375 per share and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds." The table should be read in conjunction with the Consolidated Financial Statements and Notes thereto, included elsewhere in this Prospectus.



                                                                            MARCH 30, 1997
                                                                       -------------------------
                                                                       ACTUAL        AS ADJUSTED
                                                                       -------       -----------
                                                                            (IN THOUSANDS)
Capitalized lease obligations, excluding current installments.......   $   352         $   352
                                                                       -------         -------
Stockholders' equity:
  Preferred stock, $0.10 par value, 1,000,000 shares authorized
     (200,000 shares designated as Series A Junior Participating
     Preferred, $0.001 par value); none issued and outstanding......        --              --
  Common stock, $0.10 par value, 12,500,000 shares authorized;
     5,840,701 shares issued and outstanding, actual; 7,840,701
     shares issued and outstanding, as adjusted (1).................       584             784
  Additional paid-in capital........................................    19,001          68,125
  Retained earnings.................................................     4,768           4,768
                                                                       -------         -------
     Total stockholders' equity.....................................    24,353          73,677
                                                                       -------         -------
       Total capitalization.........................................   $24,705         $74,029
                                                                       =======         =======


---------------

(1) Excludes 838,755 shares subject to options outstanding as of March 30, 1997 under the Company's stock option plans at a weighted average exercise price of $9.00 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below with respect to the Company's consolidated statements of operations for each of the years in the three-year period ended March 30, 1997, and with respect to the Company's consolidated balance sheet data as of March 31, 1996 and March 30, 1997, are derived from financial statements of the Company which are included elsewhere in this Prospectus and which have been audited by KPMG Peat Marwick LLP, the Company's independent certified public accountants, as indicated in their report, included elsewhere in this Prospectus. The selected consolidated financial data set forth with respect to the Company's consolidated balance sheet as of April 2, 1995 has been derived from audited financial statements not included herein. The data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and with the Consolidated Financial Statements and Notes thereto, included elsewhere in this Prospectus.

                                                                        FISCAL YEAR ENDED
                                                                  -----------------------------
                                                                  APR. 2,    MAR. 31,   MAR. 30,
                                                                   1995       1996       1997
                                                                  -------    -------    -------
                                                                    (IN THOUSANDS, EXCEPT PER
                                                                           SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues...................................................   $57,675    $53,779    $68,927
Cost of sales..................................................    34,285     34,413     38,151
                                                                  -------    -------    -------
  Gross profit.................................................    23,390     19,366     30,776
                                                                  -------    -------    -------
Operating expenses:
  Engineering and development..................................     7,598      7,191     10,422
  Selling and marketing........................................     7,541      6,490      6,372
  General and administrative...................................     4,872      4,501      4,628
                                                                  -------    -------    -------
     Total operating expenses..................................    20,011     18,182     21,422
                                                                  -------    -------    -------
     Operating income..........................................     3,379      1,184      9,354
Interest expense...............................................       146        153        125
Interest and other income......................................        93        172        602
                                                                  -------    -------    -------
  Income before income taxes...................................     3,326      1,203      9,831
Income tax provision...........................................     1,361        537      3,983
                                                                  -------    -------    -------
Net income.....................................................   $ 1,965    $   666    $ 5,848
                                                                  =======    =======    =======
Net income per common and equivalent share.....................   $  0.35    $  0.12    $  0.93
                                                                  =======    =======    =======
Weighted average common and common equivalent shares...........     5,567      5,737      6,315
                                                                  =======    =======    =======

                                                                  APR. 2,    MAR. 31,   MAR. 30,
                                                                   1995        1996       1997
                                                                  -------    -------    -------
                                                                         (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital................................................   $10,564    $13,334    $19,811
Total assets...................................................    24,592     28,539     36,963
Long term obligations..........................................     2,234      2,592      1,276
Total stockholders' equity.....................................    15,581     16,277     24,353

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis contains forward-looking statements that involve risk and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed hereunder, in "Risk Factors" and "Business," as well as those discussed elsewhere in this Prospectus.

OVERVIEW

     QLogic Corporation is a leading designer and supplier of semiconductor and board level I/O products. The Company's products provide a high performance interface between computer systems and their attached data storage peripherals, such as hard disk drives, tape drives, removable disk drives, CD-ROM drives and RAID subsystems. QLogic provides complete I/O technology solutions by designing and marketing single chip controller and adapter board products for both sides of the computer/peripheral device interlink, or "bus." Historically, the Company has targeted the high performance sector of the I/O market, focusing primarily on the SCSI industry standard. The Company is utilizing its I/O expertise to develop products for emerging I/O standards, such as Fibre Channel. Fibre Channel is experiencing early industry acceptance as a higher performance solution that maintains signal integrity while allowing for increased connectivity between a computer system and its data storage peripherals.

     The Company's products include semiconductors for computer peripheral devices and semiconductors and adapter boards for computer systems. The Company's peripheral products are comprised of the FAS and TEC product lines, and its computer systems products are comprised of the ISP and Host Board product lines. The Company's products have traditionally been based on the SCSI standard, and the Company is currently developing products for the Fibre Channel and IDE I/O standards. Net revenues from the Company's computer systems products are relatively less subject to fluctuations than those from the Company's peripheral device products due to generally longer product life cycles. In addition, the Company's computer systems products are manufactured to meet the specific solution needs of its OEM customers and, as a result, tend to carry higher gross margins. The Company is attempting to increase its proportionate sales of computer systems products. The Company is also identifying new sectors of the peripheral device market with the goal of expanding its business. For example, the Company is leveraging its I/O technological expertise to develop high performance IDE-based peripheral controllers.


     The Company recognizes revenue from the sale of products at the time of shipment. The Company currently sells a majority of its products directly to OEMs such as Sun Microsystems, Inc., Fujitsu Limited, Digital Equipment Corporation and Silicon Graphics, Inc. The Company also sells its products through a network of independent manufacturers' representatives and regional and international distributors. The Company estimates and establishes allowances and reserves for product returns, warranty obligations, doubtful accounts and price adjustments. The Company believes that by establishing and developing direct relationships with leading OEMs within the computer industry, the Company will have greater opportunities to expand its SCSI-based sales and to leverage these relationships into design wins for its Fibre Channel and IDE products. The Company believes that sales to OEMs result in lower product return rates and require a smaller customer support infrastructure. In addition, OEMs historically have not required the Company to maintain excess inventory, though this trend appears to be changing as OEMs attempt to minimize their own inventories. However, there is a limited number of potential OEM customers. As a result, the loss of a large OEM customer would have a material adverse effect on the Company's business, results of operations and financial condition. Also, the Company has historically experienced seasonality resulting in somewhat lower net revenues in its first fiscal quarter as compared to the previous quarter, which the Company believes is due to reduced spending by its OEM customers in advance of scheduled production slowdowns in the forthcoming summer months. The Company also generates revenues by licensing certain of its technology. Royalty revenue is recognized when earned and receipt is assured.


     The Company is the successor to the Emulex Micro Devices division of Emulex Corporation ("Emulex"). On February 24, 1994, Emulex declared a special dividend consisting of the distribution (the "Distribution") to its stockholders of all outstanding shares of Common Stock of QLogic, pursuant to which the Company became a separate publicly held corporation.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain income and expense items expressed as a percentage of the Company's net revenues.


                                                                          FISCAL YEAR ENDED
                                                                  ----------------------------------
                                                                  APR. 2,      MAR. 31,     MAR. 30,
                                                                    1995         1996         1997
                                                                  --------     --------     --------
Net revenues..................................................       100%         100%         100%
Cost of sales.................................................        59           64           55
                                                                     ---          ---          ---
  Gross profit................................................        41           36           45
                                                                     ---          ---          ---
Operating expenses:
  Engineering and development.................................        13           13           15
  Selling and marketing.......................................        13           12            9
  General and administrative..................................         9            9            7
                                                                     ---          ---          ---
     Total operating expenses.................................        35           34           31
                                                                     ---          ---          ---
     Operating income.........................................         6            2           14
Interest expense..............................................        --           --           --
Interest and other income.....................................        --           --           --
                                                                     ---          ---          ---
  Income before income taxes..................................         6            2           14
Income tax provision..........................................         3            1            6
                                                                     ---          ---          ---
Net income....................................................         3%           1%           8%
                                                                     ===          ===          ===


NET REVENUES


     The Company's net revenues are derived primarily from the sale of SCSI-based I/O products. License fees also contribute to the Company's net revenues. Net revenues for fiscal 1997 increased $15.1 million or 28% from fiscal 1996 to $68.9 million. The increase was primarily the result of an increase in sales of the TEC, Host Board and ISP product lines. A partially offsetting decline in sales of $4.4 million occurred in the FAS product line.



     Net revenues for fiscal 1996 decreased $3.9 million or 7% from fiscal 1995 to $53.8 million. The decrease was primarily due to decreases in sales of the TEC, Host Board and other sources of revenue of $11.4 million, $1.5 million and $700,000, respectively. The decreases were partially offset by an increase in sales of the FAS and ISP product lines of $6.7 million and $4.3 million, respectively. The overall decline was due to unfavorable market conditions, the loss of a large OEM customer as such customer transitioned to a more vertically integrated manufacturing policy and industry consolidation that resulted in the acquisitions of other large customers.


     Export revenues for fiscal 1997 increased $1.5 million or 5% from fiscal 1996, to approximately $31.3 million, primarily due to increased sales to customers in Japan. Export revenues for fiscal 1996 decreased $6.0 million or 17% from fiscal 1995, to approximately $29.8 million. The decrease resulted primarily from U.S. exports to Singapore declining $14.9 million. The decline in revenues to Singapore was the result of a loss of the large OEM customer discussed above and decreased sales to another large OEM customer. This decline was partially offset by an increase in sales to Japan-based customers of $9.1 million.

     A small number of customers account for a substantial portion of the Company's net revenues, and the Company expects that a limited number of customers will continue to represent a substantial portion of the Company's net revenues for the foreseeable future. The Company's six largest customers in each respective period accounted for approximately 71%, 81% and 71% of the Company's net revenues for fiscal 1997, 1996 and 1995, respectively. For fiscal 1997, Sun Microsystems, Inc., Tokyo Electron Limited and Fujitsu Limited accounted for approximately 20%, 19% and 16% of the Company's net revenues, respectively. For fiscal 1996, Tokyo Electron Limited, Sun Microsystems, Inc. and Avex Electronics, Inc. accounted for approximately 42%, 13% and 11% of the Company's net revenues, respectively. For fiscal 1995, Tokyo Electron Limited, Micropolis Corporation and Digital Equipment Corporation accounted for approximately 24%, 14% and 11% of the Company's net revenues, respectively.

     The Company believes that its major customers continually evaluate whether or not to purchase products from alternate or additional sources. Accordingly, there can also be no assurance that a major customer will not reduce, delay or eliminate its purchases from the Company. Any such reduction, delay or loss of purchases could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Dependence on Small Number of Customers."

COST OF SALES

     Cost of sales consists primarily of raw materials (including wafers and completed chips from third-party manufacturers), assembly and test labor, overhead and warranty costs. The cost of sales percentage for fiscal 1997 was 55%, a decrease of 9% over the prior fiscal year. The percentage decrease was due to computer systems products accounting for a greater percentage of net revenues. Computer system products contain higher levels of integration and functionality and are generally associated with higher average selling prices and gross margins. The Company continued to focus on reducing component costs as well as implementing design efficiencies during fiscal 1997. The cost of sales percentage for fiscal 1996 was 64%, an increase of 5% over fiscal 1995. The increase in the cost of sales percentage was primarily due to inventory write-down charges being higher in fiscal 1996 compared to the prior year. The Company's ability to maintain its current gross margin can be significantly affected by factors such as supply costs and, in particular, the cost of silicon wafers, the mix of products shipped, competitive price pressures, the timeliness of volume shipments of new products and the Company's ability to achieve manufacturing cost reductions. The Company anticipates that it will be increasingly more difficult to reduce manufacturing costs. In addition, the Company believes the cost of sales percentage will be adversely impacted by sales of IDE-based products, which carry lower margins. As a result, the Company does not anticipate cost of sales to decrease at a rate consistent with historic trends.

OPERATING EXPENSES


     Engineering and Development. Engineering and development expenses consist primarily of salaries and other personnel related expenses, development related equipment, occupancy costs and depreciation. For fiscal 1997, engineering and development expenditures increased by $3.2 million from fiscal 1996, primarily due to increased salary and occupancy expenses related to increased headcount. In particular, the Company significantly expanded its engineering staff in fiscal 1997, in connection with its development of Fibre Channel products. In fiscal 1996, engineering and development expenditures decreased by $407,000 from the prior fiscal year, primarily due to reduced equipment repair, consulting and depreciation expenses. The Company expects that engineering and development expenses will increase in absolute dollars in fiscal 1998.


     Selling and Marketing. Selling and marketing expenses consist primarily of sales commissions, salaries and other expenses for selling and marketing personnel, travel expenses and trade shows. During fiscal 1997, selling and marketing expenses decreased by $118,000 compared to fiscal 1996, primarily as a result of reduced advertising and trade show expenses, due to the Company's shift away from selling to resellers, which typically requires more advertising and other promotions. In fiscal 1996, selling and marketing expenses decreased by $1.1 million compared to fiscal 1995, primarily due to a reduction in advertising costs to support reseller marketing efforts. The Company expects that selling and marketing expenses will increase in absolute dollars in fiscal 1998.

     General and Administrative. General and administrative expenses consist primarily of salaries and other expenses for corporate management, finance, accounting and human resources. For fiscal 1997, general and administrative expenses increased $127,000 from the prior year, primarily due to expenses related to implementing a new computer system and salaries. For fiscal year 1996, general and administrative expenses decreased $371,000 compared to fiscal 1995, primarily due to decreased bad debt expense.

INTEREST EXPENSE

     Interest expense decreased $28,000 during fiscal 1997 from fiscal 1996, primarily due to lower capital lease commitments outstanding. Interest expense increased $7,000 during fiscal 1996 from fiscal 1995, primarily due to increases in capital lease obligations.

INTEREST AND OTHER INCOME

     Interest and other income increased $430,000 during fiscal 1997 from fiscal 1996, primarily due to larger balances of cash and cash equivalents. Interest and other income increased in fiscal 1996 to $172,000 from $93,000 in fiscal 1995, primarily due to larger balances of cash and cash equivalents.

INCOME TAX PROVISION

     The Company's effective tax rates were 41%, 45% and 41% for fiscal 1997, 1996 and 1995, respectively.

SELECTED QUARTERLY RESULTS OF OPERATIONS

     The following tables present unaudited quarterly financial information for the last eight quarters, and such data expressed as a percentage of the Company's net revenues for the periods indicated. The information has been presented by the Company on a basis consistent with the Company's audited Consolidated Financial Statements included elsewhere in this Prospectus and includes all necessary adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the unaudited quarterly results when read in conjunction with the audited Consolidated Financial Statements of the Company and the Notes thereto. These operating results are not necessarily indicative of results that may be expected for any subsequent periods.

                                          FISCAL 1996 QUARTER ENDED               FISCAL 1997 QUARTER ENDED
                                    -------------------------------------   -------------------------------------
                                    JULY 2,   OCT. 1,   DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 29, DEC. 29, MAR. 30,
                                     1995      1995      1995      1996      1996      1996      1996      1997
                                    -------   -------   -------   -------   -------   -------   -------- --------
                                                                   (IN THOUSANDS)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net revenues......................  $ 9,570   $13,105   $14,886   $16,218   $15,740   $16,725   $17,431   $19,031
Cost of sales.....................    5,995     8,476     9,450    10,492     9,585     9,622     9,391     9,553
                                    -------   -------   -------   -------   -------   -------   -------   -------
  Gross profit....................    3,575     4,629     5,436     5,726     6,155     7,103     8,040     9,478
                                    -------   -------   -------   -------   -------   -------   -------   -------
Operating expenses:
  Engineering and development.....    1,653     1,672     1,959     1,907     2,089     2,536     2,575     3,222
  Selling and marketing...........    1,989     1,642     1,542     1,317     1,357     1,466     1,742     1,807
  General and administrative......    1,095       940     1,240     1,226     1,117     1,229     1,067     1,215
                                    -------   -------   -------   -------   -------   -------   -------   -------
    Total operating expenses......    4,737     4,254     4,741     4,450     4,563     5,231     5,384     6,244
                                    -------   -------   -------   -------   -------   -------   -------   -------
    Operating income (loss).......   (1,162)      375       695     1,276     1,592     1,872     2,656     3,234
Interest income (expense).........      (18)      (15)       27        25        59        92       138       188
                                    -------   -------   -------   -------   -------   -------   -------   -------
  Income (loss) before income
    taxes.........................   (1,180)      360       722     1,301     1,651     1,964     2,794     3,422
Income tax provision (benefit)....     (456)      146       278       569       684       786     1,117     1,396
                                    -------   -------   -------   -------   -------   -------   -------   -------
Net income (loss).................  $  (724)  $   214   $   444   $   732   $   967   $ 1,178   $ 1,677   $ 2,026
                                    =======   =======   =======   =======   =======   =======   =======   =======
AS A PERCENTAGE OF NET REVENUES:
Net revenues......................      100%      100%      100%      100%      100%      100%      100%      100%
Cost of sales.....................       63        65        63        65        61        58        54        50
                                    -------   -------   -------   -------   -------   -------   -------   -------
  Gross profit....................       37        35        37        35        39        42        46        50
                                    -------   -------   -------   -------   -------   -------   -------   -------
Operating expenses:
  Engineering and development.....       17        13        13        12        13        15        15        17
  Selling and marketing...........       21        12        11         8         9         9        10        10
  General and administrative......       11         7         8         7         7         7         6         6
                                    -------   -------   -------   -------   -------   -------   -------   -------
    Total operating expenses......       49        32        32        27        29        31        31        33
                                    -------   -------   -------   -------   -------   -------   -------   -------
    Operating income (loss).......      (12)        3         5         8        10        11        15        17
Interest income (expense).........       --        --        --        --        --         1         1         1
                                    -------   -------   -------   -------   -------   -------   -------   -------
  Income (loss) before income
    taxes.........................      (12)        3         5         8        10        12        16        18
Income tax provision (benefit)....       (5)        1         2         3         4         5         6         7
                                    -------   -------   -------   -------   -------   -------   -------   -------
Net income (loss).................       (7)%       2%        3%        5%        6%        7%       10%       11%
                                    =======   =======   =======   =======   =======   =======   =======   =======

     The Company's operating results for the first quarter of fiscal 1996 were adversely affected by the loss of a large OEM customer as such customer transitioned to a more vertically integrated manufacturing policy, decreases in revenues from other large OEM customers, and proportionately higher selling and marketing expenses due to sales promotion, advertising and related marketing expenses associated with the Company's reseller business.

     The Company's net revenues declined in the first quarter of fiscal 1997 from the prior quarter, due to a seasonal slowdown in OEM demand. The Company anticipates that its results of operations will continue to experience seasonality in the future.

     The Company's operating expense levels have fluctuated over time. For example, engineering and development expenses increased substantially in the second and fourth quarters of fiscal 1997, primarily as a result of increased headcount and associated development costs as the Company staffed new I/O systems development projects, including Fibre Channel. In addition, selling and marketing expenses decreased throughout fiscal 1996, although from the first quarter of fiscal 1997, selling and marketing expenses increased steadily. The substantial decrease in selling and marketing expenses during fiscal 1996 was the result of a substantial restructuring of sales and marketing away from resellers, and the reduced associated advertising and trade show expenses. Selling and marketing expenses increased throughout fiscal 1997 due to the Company's expansion of its marketing efforts into new I/O technology markets.

     The Company has experienced, and expects to continue to experience, fluctuations in sales and operating results from quarter to quarter. As a result, the Company believes that period to period comparisons of its operating results are not necessarily meaningful, and that such comparisons cannot be relied upon as indicators of future performance. In addition, there can be no assurance that the Company will maintain its current profitability in the future. As a result of numerous factors, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts or investors. In such event, the price of the Company's Common Stock would likely be materially and adversely affected. See "Risk
Factors -- Fluctuations in Quarterly Operating Results."

LIQUIDITY AND CAPITAL RESOURCES

     QLogic has financed its recent working capital needs and capital expenditure requirements primarily from internally generated funds and facilities and equipment leases. Cash provided by operations was approximately $12.6 million for fiscal 1997. Cash provided by operations was approximately $8.8 million in fiscal 1996, compared to cash used in operations of $146,000 in fiscal 1995. The growth in cash provided by operations is primarily attributable to improved profitability, accounts receivable collection, cash management and internal efficiency.

     Cash used in investing activities was approximately $3.9 million, $1.2 million and $1.3 million for fiscal 1997, 1996 and 1995, respectively, reflecting expenditures for property and equipment.

     Cash provided by financing activities was approximately $2.0 million for fiscal 1997, which reflected proceeds from the exercise of stock options, offset in part by principal payments under capital leases. Cash used in financing activities, reflecting primarily principal payments under capital leases, was approximately $275,000 and $277,000 in fiscal 1996 and 1995, respectively.


     Working capital at March 30, 1997 was $19.8 million, as compared to $13.3 million at March 31, 1996. At March 30, 1997, the Company's principal sources of liquidity included cash and cash equivalents of $19.1 million. In addition, the Company had a line of credit of up to $7.5 million with Silicon Valley Bank which expired July 5, 1997. The Company is currently in the process of renewing the line of credit. There were no borrowings under the line of credit as of March 30, 1997.



     The Company believes that the net proceeds of the offering, together with existing cash balances, facilities and equipment leases and cash flows from operating activities will provide the Company with sufficient funds to finance its operations for at least the next 12 months. However, should the Company experience any difficulty in obtaining sufficient foundry capacity in the future, the Company may undertake certain transactions to secure its supply of semiconductors. Such transactions could require the Company to commit substantial capital and could require the Company to seek additional equity or debt financing. See "Risk Factors -- Transactions to Obtain Manufacturing Capacity; Future Capital Needs" and "Use of Proceeds."


     Prior to the Distribution, QLogic and Emulex entered into a Tax Sharing Agreement (the "Tax Sharing Agreement") for purposes of allocating pre-Distribution tax liabilities between QLogic and Emulex and to implement the Distribution as a tax free distribution. The total amount due Emulex pursuant to the Tax Sharing Agreement at March 30, 1997 was $458,000 which was included in other noncurrent liabilities. Amounts due Emulex under the Tax Sharing Agreement are payable on December 30, 1999, and commenced bearing interest on January 1, 1996, at the rate applicable to underpayments of Federal income taxes, which was 9% at March 30, 1997. Interest due Emulex is payable quarterly and the Company commenced interest payments in April 1996.

                                    BUSINESS

OVERVIEW

     QLogic Corporation is a leading designer and supplier of semiconductor and board level I/O products. The Company's products provide a high performance interface between computer systems and their attached data storage peripherals, such as hard disk drives, tape drives, removable disk drives, CD-ROM drives and RAID subsystems. QLogic provides complete I/O technology solutions by designing and marketing single chip controller and adapter board products for both sides of the computer/peripheral device interlink, or "bus." Historically, the Company has targeted the high performance sector of the I/O market, focusing primarily on the SCSI industry standard. The Company is utilizing its I/O expertise to develop products for emerging I/O standards, such as Fibre Channel. Fibre Channel is experiencing early industry acceptance as a higher performance solution that maintains signal integrity while allowing for increased connectivity between a computer system and its data storage peripherals.

     QLogic's products utilize various I/O standards to service the needs of manufacturers and end users of various types of computer systems and components, such as workstations, servers and data storage peripherals. The Company provides high performance SCSI-based solutions and new I/O solutions based on the emerging Fibre Channel standard, and is leveraging its technological capabilities to provide solutions based on the IDE standard. The Company believes that its technological leadership, extensive involvement in its customers' product development process and the ease of migration of its SCSI-based products to its new I/O products position the Company to provide additional I/O solutions to its existing customer base. The Company believes that these attributes also provide it with competitive advantages in establishing new relationships with additional OEMs for both computer systems and data storage peripherals. QLogic markets and distributes its products through a direct sales organization supported by field application engineers, as well as through a network of independent manufacturers' representatives and regional and international distributors. The Company's primary OEM customers are major domestic and international suppliers and manufacturers of servers, workstations and data peripherals, such as Sun Microsystems, Inc., Fujitsu Limited and Digital Equipment Corporation.

INDUSTRY BACKGROUND

     The increasing processing power of computers, the proliferation of networks, the rapid growth in the usage of the Internet and intranets, the wider application of computers in multimedia and telecommunications applications and the availability of higher performance data storage peripheral devices have driven the demand for increased data throughput among servers, workstations and data storage peripherals and, as a result, for increased I/O system performance. The I/O system is the electronic link between the host CPU and the computer's data storage peripheral devices, such as hard disk drives, tape drives, removable disk drives, CD-ROM drives and RAID subsystems. The I/O system must utilize industry standard hardware and software interfaces to manage and direct the flow of large volumes of data at high speeds between the CPU and multiple data storage peripherals, and, at the same time, minimize the consumption of CPU processing power and maintain peripheral data storage integrity. As microprocessors run at higher speeds and levels of performance, they require I/O systems which support faster and more autonomous data transmission and other advanced capabilities in order to function optimally.

     The following diagram illustrates the use of the I/O system in a computer system using multiple data storage peripherals.

GRAPHIC DISPLAYING I/O INTERFACE BETWEEN HOST COMPUTER AND MULTIPLE DATA STORAGE
                                  PERIPHERALS


     IDE was an early standard for data interchange for personal computers. Historically, IDE-based I/O systems managed and directed the flow of data between personal computers and up to two hard disk drives. As PC-based servers became increasingly sophisticated, the relatively low data throughput and minimal connectivity of IDE became a limiting factor for system performance. As a result, high performance systems, such as servers and workstations, migrated to faster standards. Nevertheless, it is anticipated that IDE will remain an important and cost-effective solution to the I/O needs of the personal computer market due to the large installed base of personal computers and due to the increasing performance capabilities of new IDE standards, such as EIDE and Ultra IDE, which operate at higher data transfer rates and support up to four data storage peripheral devices. International Data Corporation ("IDC"), an independent market research firm, estimates that the overall market for IDE hard disk controller devices will increase from approximately 95 million units in 1996 to over 197 million units in 2000. In 1996, approximately 23% of this market, or approximately 22 million unit sales, was available to independent silicon suppliers.


     In response to the increased data throughput and connectivity required by networks and workstations, SCSI was adopted as the industry high performance I/O interface standard. The overall growth of the SCSI marketplace has been driven by rapid technological change and the evolving dynamics of high performance computer and computer data storage peripheral devices, including, the greater variety of higher performance peripheral devices; the continual shift toward higher capacity and higher data rate disk drives; the need to support greater numbers and types of attached peripherals; the movement toward more distributed network architectures across greater distances; the need for greater volumes of data transfer; and the demand for increased data throughput. Additionally, SCSI is also benefiting from the emerging "plug and play" standard, that is supported by Windows operating systems and Intel microprocessor-based systems, which simplifies the installation process, and from the growing usage of multi-tasking, multi-threading operating systems for which the prevailing IDE technology is less suited. For the computer systems products market, IDC projects shipments of workstations, servers and other high performance systems to exceed 8.5 million units in the year 2000, up from approximately 3.7 million units in 1996, representing a 23% compound annual growth rate. For the overall peripheral controller market, IDC projects the shipments of peripheral products, such as hard disk drives, tape drives, removable disk drives and CD-ROM/DVD drives to grow from approximately 166 million units shipped in 1996 to over 390 million units projected to be shipped in the year 2000, representing a 23% compound annual growth rate.

     The continuing evolution towards higher performance computer systems has led to the development of new connectivity solutions that provide even greater levels of data interchange between computer systems and data storage peripheral devices. Fibre Channel is emerging as a new industry standard to meet the demand for increased connectivity and data transfer rates. Fibre Channel is an advanced I/O standard which provides data transmission speeds up to approximately two and one-half times the rate currently provided by the fastest SCSI-based solutions. In addition, Fibre Channel is designed to maintain signal integrity while allowing for data interchange between a computer system and up to eight times more peripherals than SCSI. Furthermore, Fibre Channel is designed to support the use of either a fibre optic connection or a more compact, cost-effective version of the copper cable traditionally used for SCSI solutions. Fibre optic connection allows the distance between a computer system and its data storage peripheral devices to extend up to 10 kilometers. The Company believes Fibre Channel will likely be the I/O technology of choice for larger, higher performance data and network applications while SCSI-based products will continue to be used in applications requiring lower functionality and performance.

     Computer system and peripheral device manufacturers select I/O technologies for incorporation into their products primarily on the basis of application, performance and connectivity needs. The I/O products selected must be specifically tailored to the manufacturer's requirements, in order to be compatible with the manufacturer's system or peripherals either on a turn-key basis or with minimal developmental effort. In addition to being compatible with the present system or peripherals, I/O products ideally must be both "forward" and "backward" compatible with future and past computers and peripherals. That is, there must be a ready migration path between the I/O product and other products currently sold or under development by the manufacturer. Also, it is critical that the I/O product be available at a reasonable cost and in a timely manner, so as not to delay the manufacturer's time to market, which has become increasingly important in an era of short product life cycles. In order to achieve these goals, manufacturers increasingly seek to involve I/O product suppliers in their product planning, validation and development cycles. By including the I/O system providers in their planning and development process, manufacturers not only ensure compatibility between product lines but also reduce the average time to market for their products.

THE QLOGIC SOLUTION

     QLogic is a leading designer and supplier of semiconductor and board level I/O products. The Company has been designing and marketing SCSI-based products for over 10 years and is a leading supplier of connectivity solutions to this market sector. The Company is leveraging its technological expertise in SCSI into higher and lower end hardware and software solutions for its OEM customer base. In 1996, the Company introduced the industry's first fully integrated single chip PCI to Fibre Channel controller. The Company also recently has introduced devices based on IDE standards to address additional I/O needs of its OEM customer base.

     The Company works closely with its customers in order to anticipate and help identify their needs. Even after a product is identified and validated, the Company continues to work with the customer in a joint product development process to ensure compatibility with the customer's future product designs. As a result of this partnership oriented approach, the Company believes that its customers benefit from significant time to market advantages. By gaining insight into the customers' system needs, the Company believes that it is in a better position to deliver I/O products with an easier migration path, thus reducing the customers' firmware and software development costs and associated implementation risks. In addition, by utilizing selected wafer fabrication suppliers, the Company seeks to ensure that it has ready access to the latest developments in wafer fabrication, while avoiding the fixed costs associated with foundry ownership.

     The Company's products are designed to reduce board space requirements on plug-in cards, computer motherboards and peripheral controller boards by integrating multiple I/O controller functions on a single chip. The Company believes its products offer superior compatibility and ease of migration across multiple I/O standards due to their use of common software or firmware. The Company believes that its experience and focus on the SCSI market sector, the ease of migration of its products, its current development efforts into I/O standards such as IDE and Fibre Channel and its close customer relationships with leading server, workstation and peripheral manufacturers provide the Company with competitive advantages in the I/O product market.

STRATEGY

     QLogic's objective is to be a leading provider of high performance I/O solutions to the IDE, SCSI and Fibre Channel sectors of the I/O market. Key elements of the Company's strategy to achieve this objective include the following:


     Maintain Technological Leadership. The Company conducts active engineering and development programs, in concert with its customers, to remain at the forefront of I/O technology. The Company has traditionally been a leader in I/O technologies, from the early developments in the SCSI standard to modern developments in Fibre Channel connectivity. In 1985 the Company's predecessor developed the first board level product for the SCSI standard, in 1990 the Company's predecessor developed the industry's first fast SCSI solution and in 1996 QLogic introduced the industry's first fully integrated single chip PCI to Fibre Channel controller. The Company recently has significantly expanded its design and engineering resources to support its growing engineering and development programs.


     Facilitate Migration to New I/O Technologies. The Company intends to broaden its product lines to allow its customers to quickly transition to Fibre Channel and other new I/O technologies. The Company has designed its existing I/O chip architecture to support new higher performance I/O technologies, including Fibre Channel. By providing a more flexible chip architecture, the Company seeks to minimize its customers' firmware and software migration expenses and associated risks of implementation. The Company believes that OEMs and end users will increasingly demand new I/O technologies with a ready migration path from current products.

     Increase Penetration of Existing Customer Base. The Company seeks to serve a broad range of the I/O needs of its installed base of SCSI product customers. The Company seeks to leverage its technological expertise in SCSI products, in addition to its long standing vendor and product development relationships with its customers, to successfully market its Fibre Channel, IDE and new SCSI solutions to its existing customers. The Company believes that its existing relationships, demonstrated commitment to customer support and the ease of migration between its various product lines will provide it with a competitive advantage over other I/O providers.

     Broaden Customer Base and Sales Channels. As the Company enters into new sectors of the I/O market, it intends to market its products to a variety of customers that traditionally have not been candidates for sales of the Company's SCSI-based products. The Company believes that the proliferation of Intel microprocessor-based servers and workstations, as opposed to those based on traditional RISC architectures, represents a significant new market opportunity. The Company will attempt to serve this market initially through its existing direct sales channel and distributors. The Company additionally intends to identify new independent manufacturers' representatives and regional and international distributors to facilitate its marketing efforts.

     Improve Time to Market. The Company continually seeks to improve the time to market of its products in order to improve the time to market of its customers' products and thereby enhance their competitiveness. The Company is significantly involved in many of its customers' product identification and development processes. By maintaining this partnership approach to the product development cycle, the Company's products are tailored for, and designed into, its customers' products. The Company's IDE, SCSI and Fibre Channel products are designed to preserve a substantial portion of a customer's existing firmware investment and operate on substantially similar software, thus minimizing the design time necessary during customers' product and technology migration. Additionally, the Company believes that using selected third-party foundries provides it with the flexibility to adopt new technologies and obtain increased capacity, thereby allowing the Company to bring its products to market more quickly.

TECHNOLOGY

     The Company develops and markets I/O products for both the host and peripheral connections of the I/O bus. For the host interface, the Company's products include a variety of adapters, in both board and single chip integrated circuit form, which address the server and workstation segments of the computer market. For peripheral applications, the Company provides single chip controllers for data storage peripheral devices, including hard disk drives, tape drives, removable disk drives, CD-ROM drives and RAID subsystems. The

Company's I/O products are currently based on the three most prevalent interface standards: IDE, SCSI and Fibre Channel.


     The Company has historically focused on the SCSI standard interface for its I/O product development. The Company's initial design wins for SCSI-based host products came from manufacturers of workstations and servers using RISC processors. The Company developed an embedded RISC-based controller, which is supplied with executable firmware capable of being custom tailored. The Company's leading peripheral technological developments include a broad range of Very Large Scale Integration ("VLSI") SCSI and IDE controllers, which incorporate intelligent I/O controllers with powerful data error correction capability, in order to ensure data integrity between the CPU and its peripherals. After accumulating significant architectural and systems expertise in designing SCSI devices over successive generations of the products, the Company expanded its SCSI-based host adapter board and peripheral controller product lines to address additional computer systems and data storage peripheral market segments, such as IDE and Fibre Channel.


     In 1996, the Company introduced the industry's first fully integrated single chip PCI to Fibre Channel controller. Fibre Channel is a scalable data transfer interface technology (currently implemented at 100 megabytes per second) that maps multiple standard transport protocols, and utilizes compact copper cables, or fiber optics to transmit data at distances up to 10 kilometers, while supporting various topologies for data transfer. The Company's single chip design with an embedded transceiver provides certain advantages over existing multi-chip solutions, including a smaller footprint, increased reliability and a more cost-effective solution. The Company believes Fibre Channel will become an important I/O interface for high performance peripherals and networks over the next several years.

     The Company's host adapter chip product line incorporates its Intelligent SCSI Processor ("ISP"), which integrates certain controller functions, such as a proprietary RISC processor, a host interface (PCI or SBus) and a protocol processor (SCSI or Fibre Channel). By incorporating an I/O processor to control SCSI or Fibre Channel operations and by including a proprietary RISC processor to control and direct memory and software activities, the Company's ISP architecture facilitates faster throughput and is designed to minimize customer resource requirements as I/O standards evolve. Furthermore, the Company's product architecture is designed to facilitate both upward and downward compatibility. Customers' significant software investments can be preserved during transition from Fast SCSI to Ultra SCSI, with only minimal additional software design necessary to complete the upward migration to the Company's Fibre Channel solutions.

     For the peripherals market, the Company's triple embedded controller ("TEC") architecture integrates certain control functions such as buffer controller, powerful data error correction and disk formatting, microprocessor interface and I/O interface (SCSI, IDE or Fibre Channel). The Company's products are designed to facilitate backward migration from SCSI to IDE and forward migration from SCSI to Fibre Channel by ensuring that a substantial portion of a customer's firmware investments can be preserved during the transition. The Company's common architecture modules for ISP and TEC products are designed to benefit the Company's customers by providing faster time to market, reduced support costs, simplified technology transitions and increased performance.

     The markets in which the Company competes are characterized by rapidly changing technology, evolving industry standards and continuing improvements in products and services. There can be no assurance that the Company will respond effectively to technological changes or that the Company's products will conform to evolving industry standards and protocols. The Company has invested and will continue to invest significant resources in the development of its Fibre Channel based products; there can be no assurance that Fibre Channel will be adopted as a predominant industry standard, or that the Company's Fibre Channel products will conform to an industry standard which has yet to be uniformly adopted. The failure of the Company's products to gain acceptance within industry standards and protocols would adversely affect the Company's business, financial condition and results of operations. See "Risk Factors -- Rapid Technological Change; Dependence on New Products; Industry Standards."

PRODUCTS

     QLogic designs and supplies semiconductor and board level I/O solutions for peripheral and computer systems products. The Company's products have traditionally been based on the SCSI standard, and the Company has recently introduced products for the Fibre Channel and IDE standards.

----------------------------------------------------------------------------------------------

        PRODUCT                                       DESCRIPTION
----------------------------------------------------------------------------------------------
                              PERIPHERAL PRODUCTS
----------------------------------------------------------------------------------------------
 Fast Architecture SCSI   - First introduced in 1991
 (FAS)                    - Supports latest SCSI standards
                          - Supports Fast and Ultra SCSI transfer rates (up to 40 MB/sec.)
                          - Supports 8- or 16-bit data handling
                          - May be used in host or peripheral applications
----------------------------------------------------------------------------------------------
 Triple Embedded          - First introduced in 1991
 Controllers (TEC)        - Single chip disk controllers
                          - Integrated buffer controller, formatter and SCSI processor
                          - Powerful on-chip data error correction
                          - Supports Fast and Ultra SCSI transfer rates (up to 40 MB/sec.)
                          - Supports 8- or 16-bit data handling
----------------------------------------------------------------------------------------------
                           COMPUTER SYSTEMS PRODUCTS
----------------------------------------------------------------------------------------------
 Intelligent SCSI         - First introduced in 1992
 Processor (ISP) -        - Embedded RISC single chip solution
 Host Adapter Chips       - Supports latest SCSI standards
                          - Supports transfer rates up to 40 MB/sec.
                          - Supports 8- or 16-bit data handling
                          - Supports direct PCI or SBus connection
                          - Recently shipped Fibre Channel evaluation units which operate at transfer rates up to 100 MB/sec.
----------------------------------------------------------------------------------------------
 QLA Product Family -     - First introduced in 1993
 Host Adapter Boards      - Full line of host adapter cards with direct PCI or SBus connection
                          - Supports latest SCSI standards
                          - Incorporates the Company's ISP host adapter chips
                          - Provides a fully integrated, high performance board level I/O interface solution
                          - Recently shipped Fibre Channel evaluation units which operate at transfer rates up to 100 MB/sec.
----------------------------------------------------------------------------------------------

SALES AND MARKETING


     QLogic markets and distributes its products through a direct sales organization supported by field application engineers, as well as through a network of independent manufacturers' representatives and regional and international distributors. In North America, the Company uses a tiered sales and marketing approach, with a direct sales force to serve large and strategic OEM accounts, OEM representatives that are focused on specific medium sized accounts, and regional distributors and resellers that serve smaller accounts. In the Pacific Rim, the Company sells directly as well as through a distributor. In Europe, the Company sells its products through distributors and through a representative. The Company believes that it is important to work closely with its large peripheral and computer system manufacturer OEMs during their design cycles. The Company supports these customers with extensive applications and system design support, as well as training classes and seminars both in the field and from its offices in Costa Mesa, California. The Company also maintains a high level of customer support through technical hotlines and Internet communications.

     The Company's manufacturers' representatives and distributors are not subject to minimum purchase requirements and can discontinue marketing any of the Company's products at any time. The Company's distributors are permitted to return to the Company a portion of the products purchased by them. In addition, the Company provides its distributors with price protection in the event that the Company reduces the prices of its products. The loss of one or more manufacturers' representatives or distributors could have an adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Dependence on Small Number of Customers."

     The Company's sales efforts are focused on establishing and developing long term relationships with OEMs and other potential customers. The sales cycle typically begins with a design win, which entails a product of the Company being selected to be incorporated into a potential customer's computer system or data storage peripherals. Once the Company secures a design win with a given customer, the time to production shipment can range between six and 18 months. After winning a design with a potential customer, QLogic works closely with the customer to integrate its product with the customer's current and next generation products. Due to the extensive amounts of resources required for each customer design, typically only one I/O solution is designed into any given customer product. After being designed into a customer's product, sales are typically made through purchase orders which are subject to cancellation, postponement or other types of delays.

     Export revenues of the Company's products accounted for approximately 45%, 55% and 62% of net revenues for fiscal 1997, 1996 and 1995, respectively. International sales are denominated in U.S. dollars. Due to its international sales, the Company is subject to a number of risks, including restrictions related to export regulations as well as those related to political upheaval and economic downturns in foreign nations. See "Risk Factors--Risks of Doing Business in International Markets."

CUSTOMERS

     The Company's primary customers are regional and international distributors and major domestic and international suppliers and manufacturers of servers, workstations and data storage peripherals. The following is a representative list of the Company's leading customers during fiscal 1997:

Atto Technology, Inc.                          Jabil Circuit, Inc.
Avex Electronics, Inc.                         Micropolis Corporation
Axis Components, Inc.                          NewTek Incorporated
Digital Equipment Corporation                  Silicon Graphics, Inc.
Distributed Processing Technology              Sun Microsystems, Inc.
Fujitsu Limited                                Tokyo Electron Limited
GDL Corporation, Ltd.                          Vela Research, Inc.
Hitachi Computer Products (America),
  Inc.

     A small number of customers account for a substantial portion of the Company's net revenues, and the Company expects that a limited number of customers will continue to represent a substantial portion of the Company's net revenues for the foreseeable future. The Company's six largest customers in each respective period accounted for approximately 71%, 81% and 71% of the Company's net revenues for fiscal 1997, 1996 and 1995, respectively. For fiscal 1997, Sun Microsystems, Inc., Tokyo Electron Limited and Fujitsu Limited accounted for approximately 20%, 19% and 16% of the Company's net revenues, respectively. For fiscal 1996, Tokyo Electron Limited, Sun Microsystems, Inc. and Avex Electronics, Inc. accounted for approximately 42%, 13% and 11% of the Company's net revenues, respectively. For fiscal 1995, Tokyo Electron Limited, Micropolis Corporation and Digital Equipment Corporation accounted for approximately 24%, 14% and 11% of the Company's net revenues, respectively. Many of the Company's leading customers purchase several types of the Company's products, and the Company believes that the sale of any particular product does not comprise a significant percentage of total sales to such customers. Nevertheless, the Company is seeking to diversify its customer base so that total sales to any one customer or any small number of customers are not a significant percentage of overall sales. The Company has recently established new channels of distribution in the Pacific Rim and, as a result, has terminated its relationship with Tokyo Electron Limited. There can be no assurance that the Company will be successful in further diversifying its customer base. The Company believes that its major customers continually evaluate whether or not to purchase products from alternate or additional sources. Accordingly, there can also be no assurance that a major customer will not reduce, delay or eliminate its purchases from the Company. Any such reduction, delay or loss of purchases could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Dependence on Small Number of Customers."


ENGINEERING AND DEVELOPMENT


     In order to compete successfully, the Company believes that it must continually design, develop and introduce new products that take advantage of market opportunities and address emerging standards. The Company's strategy is to leverage its substantial base of architectural and systems expertise and product innovation capabilities to address a broad range of I/O solutions as well as to develop products for its core SCSI business. The Company is currently engaged in the development of integrated circuit I/O controllers for additional I/O standards and enabling technologies, such as Fibre Channel, Ultra SCSI, LVD, Ultra IDE and 1394 (Firewire). The Company intends to broaden its product lines while continuing to allow its customers to transition rapidly to Fibre Channel and other emerging I/O standards.



     At June 30, 1997, the Company employed approximately 93 engineers, including technicians and support personnel engaged in the development of new products and the improvement of existing products. There can be no assurance that the Company will continue to be successful in attracting and retaining key personnel with the skills and expertise necessary to develop new products in the future. Engineering and development expenses were approximately $10.4 million, $7.2 million and $7.6 million for fiscal 1997, 1996 and 1995, respectively.


     The markets for the Company's products are characterized by rapid technological change, evolving industry standards and product obsolescence. The Company's success is highly dependent upon the timely completion and introduction of new products at competitive prices and performance levels. There can be no assurance that the Company will be able to identify new product opportunities successfully and develop and bring to market new products in a timely manner, or that the Company will be able to respond effectively to technological advancements or new product announcements. See "Risk
Factors -- Rapid Technological Change; Dependence on New Products; Industry Standards."

BACKLOG

     The Company's backlog of orders was approximately $20.6 million at March 30, 1997, compared to approximately $15.5 million at March 31, 1996. All backlog is scheduled for delivery within six months or less. Most orders are subject to rescheduling and/or cancellation with little or no penalty. Purchase order release lead times depend upon the scheduling practices of the individual customer, and the rate of booking new orders fluctuates from month to month. The Company's customers have in the past encountered uncertain and changing demand for their products. Orders are typically placed based on customer forecasts. If demand falls below customers' forecasts, or if customers do not control their inventories effectively, they may cancel or reschedule shipments previously ordered from the Company. In the past, the Company has experienced, and may at any time and with minimal notice in the future experience, cancellations and postponements of orders. Therefore, the level of backlog at any particular date is not necessarily indicative of sales for any future period.

COMPETITION

     The markets for both peripheral and host computer products are highly competitive and are characterized by short product life cycles, price erosion, rapidly changing technology, frequent product performance improvements and evolving industry standards. Competition typically occurs at the design stage, where the customer evaluates alternative design approaches. Because of shortened product life cycles and even shorter design-in cycles, the Company's competitors have increasingly frequent opportunities to achieve design wins in next generation systems. A design win usually ensures a customer will purchase the product until a higher performance standard is available or a competitor can demonstrate a significant price/performance advantage. All of the Company's products compete with products available from several companies, many of whom have research and development, long term guaranteed supply capacity, marketing and financial resources, manufacturing capability and customer support organizations that are substantially greater than those of the Company. The Company believes that its future operating results will depend, in part, upon its ability to continue to improve product and process technologies and develop new technologies in order to maintain the performance advantages of products and processes relative to competitors, to adapt products and processes to technological changes, and to identify and adopt emerging industry standards. Because of the complexity of its products, the Company has experienced delays from time to time in completing products on a timely basis. If the Company is unable to design, develop and introduce competitive new products on a timely basis, its future operating results would be adversely affected.

     The Company currently competes primarily with Adaptec, Inc. and Symbios Logic, Inc. In the Fibre Channel sector of the I/O market, the Company expects to compete primarily with Adaptec, Inc., Symbios Logic, Inc. and Hewlett-Packard Company. In the IDE sector, the Company expects to compete with Adaptec, Inc. and Cirrus Logic, Inc. The Company may compete with some of its larger disk drive and computer systems customers, some of which have the capability to develop I/O controller integrated circuits for use in their products. At least one large OEM customer in the past has decided to vertically integrate and has therefore ceased purchases from the Company.

     The Company believes that one of its principal competitive strengths in the integrated circuit I/O controller market is its ability to obtain major design wins as the result of its systems level expertise, integrated circuit design capability and substantial experience in I/O applications, particularly SCSI. The Company believes competitive factors in design wins are time to market, performance, product features, price, quality, technical support and ease of migration path to other I/O standards. The Company will have to continue to develop products appropriate to its markets to remain competitive, as its competitors continue to introduce products with improved performance characteristics. While the Company continues to devote significant resources to research and development, there can be no assurance that such efforts will be successful or that the Company will develop and introduce new technology and products in a timely manner. In addition, while relatively few competitors offer a full range of SCSI and other I/O products, additional domestic and foreign manufacturers may increase their presence in, and resources devoted to, these markets. There can be no assurance that the Company will compete successfully in the future against its existing competitors or potential competitors. See "Risk Factors -- Competition" and "-- Rapid Technological Change; Dependence on New Products; Industry Standards."

MANUFACTURING

     The Company subcontracts the manufacturing of its semiconductor chips and its host adapter boards to independent foundries and subcontractors, which allows the Company to avoid the high costs of owning, operating and constantly upgrading a wafer fabrication facility and a host adapter board assembly factory. As a result, the Company focuses its resources on product design and development, quality assurance, sales and marketing and customer support. The Company designs both its semiconductor and host adapter board products, and performs final tests on products, including tests required under the Company's ISO9001/TickIT Certification. The Company also provides fab process reliability tests, conducts failure analysis and audits its finished goods inventory to confirm the integrity of its quality assurance procedures.

     The Company's semiconductor products are ASICs, currently manufactured for the Company by a number of domestic and offshore foundries. The Company's major semiconductor suppliers are Toshiba, NEC Electronics, LSI Logic and Samsung Semiconductor, Inc. Most of the Company's products are manufactured using 0.8,
0.6 or 0.5 micron process technology.

     The Company is dependent on its foundries to allocate to the Company a portion of their foundry capacity sufficient to meet the Company's needs and to produce products of acceptable quality and with acceptable manufacturing yields in a timely manner. These foundries fabricate products for other companies and manufacture products of their own design. The Company does not have long-term agreements with any of its foundries, and purchases both wafers and finished chips on a purchase order basis. Therefore, the foundries generally are not obligated to supply products to the Company for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order. The Company works with its existing foundries, and intends to qualify new foundries, as needed, to obtain additional manufacturing capacity. There can be no assurance, however, that the Company will be able to obtain additional capacity.

     The Company currently purchases its semiconductor products from its foundries either in finished form or wafer form. The Company uses subcontractors for die assembly of its semiconductor products purchased in wafer form, and for assembly of its host adapter board products. In the assembly process for the Company's semiconductor products, the silicon wafers are separated into individual die, which are then assembled into packages and tested. Following assembly, the packaged devices are further tested and inspected by the Company prior to shipment to customers. For its host adapter board products, the Company purchases components and printed circuit boards as kits. The Company provides these kits to contract manufacturing companies that work together with the Company's component suppliers to assemble the boards to the Company's specifications.

     The Company believes most component parts used in its host adapter boards are standard off-the-shelf items which are, or can be, purchased from two or more sources. The Company selects suppliers on the basis of technology, manufacturing capacity, quality and cost. Whenever possible and practicable, the Company strives to have at least two manufacturing locations for each host adapter board and chip product. Nevertheless, the Company's reliance on third-party manufacturers involves risks, including possible limitations on availability of products due to market abnormalities, unavailability of, or delays in obtaining access to, certain product technologies and the absence of complete control over delivery schedules, manufacturing yields, and total production costs. The inability of the Company's suppliers to deliver products of acceptable quality and in a timely manner or the inability of the Company to procure adequate supplies of its products could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Dependence on Wafer Suppliers and Other Subcontractors."

INTELLECTUAL PROPERTY


     Although the Company has eight patents issued and one additional patent application pending in the United States, the Company relies primarily on its trade secrets, trademarks and copyrights to protect its intellectual property. The Company attempts to protect its proprietary information through agreements with its customers, suppliers, employees and consultants, and through other security measures. Although the Company intends to protect its rights vigorously, there can be no assurance that these measures will be successful. In addition, the laws of certain countries in which the Company's products are or may be developed, manufactured or sold, including various countries in Asia, may not protect the Company's products and intellectual property rights to the same extent as the laws of the United States.


     While the Company's ability to compete may be affected by its ability to protect its intellectual property, the Company believes that, because of the rapid pace of technological change in the I/O solutions markets, its technical expertise and ability to introduce new products on a timely basis will be more important in maintaining its competitive position than protection of its intellectual property. Although the Company continues to implement protective measures and intends to defend vigorously its intellectual property rights, there can be no assurance that these measures will be successful.

     The Company has received notices of claimed infringement of trademark rights in the past, and there can be no assurance that third parties will not assert claims of infringement of trademarks or any other intellectual property rights against the Company with respect to existing and future products. In the event of a patent or other intellectual property dispute, the Company may be required to expend significant resources to develop non-infringing technology or to obtain licenses to the technology which is the subject of the claim. There can be no assurance that the Company would be successful in such development or that any such license would be available on commercially reasonable terms, if at all. In the event of litigation to determine the validity of any third party's claims, such litigation could result in significant expense to the Company, and divert the efforts of the Company's technical and management personnel, whether or not such litigation is determined in favor of the Company. See "Risk
Factors -- Lack of Significant Patent Protection; Infringement Risks."

EMPLOYEES


     The Company had 200 employees as of June 30, 1997. The Company believes that its future prospects will depend, in part, on its ability to continue to attract, train, motivate, retain and manage skilled engineering, sales, marketing and executive personnel. None of QLogic's employees is represented by a labor union. The Company believes that its relations with its employees are good. See "Risk Factors -- Dependence on Key Personnel."


PROPERTIES

     The Company's corporate offices and principal product development, sales and operational facilities are currently located in one, approximately 70,000 square foot building in Costa Mesa, California. The Company occupies the facility pursuant to a lease that expires in 1999. The Company believes that its current facilities are adequate for its present level of operations.

LEGAL PROCEEDINGS

     From time to time, the Company is a party to ordinary disputes arising in the normal course of business. The Company does not believe that the outcome of these matters will have a material adverse effect on the Company's business, financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to the executive officers and directors of the Company, including their ages as of March 30, 1997:

             NAME               AGE                  POSITION WITH THE COMPANY
------------------------------  ---   --------------------------------------------------------
Gary E. Liebl (1).............  55    Chairman of the Board of Directors
H.K. Desai....................  51    President, Chief Executive Officer and Director
Thomas R. Anderson............  52    Vice President and Chief Financial Officer
Mark K. Edwards...............  38    Vice President -- Sales and Corporate Marketing
Lawrence F. Fortmuller, Jr. ..  48    Vice President and General Manager -- Computer Systems
                                      Group
Michael R. Manning............  42    Secretary and Treasurer
David Tovey...................  52    Vice President and General Manager -- Peripheral
                                      Products Group
James A. Bixby (1)............  50    Director
Carol L. Miltner (2)..........  54    Director
George D. Wells (2)...........  61    Director

---------------

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

     Mr. Liebl has been Chairman of the Board of Directors of the Company since the Distribution in February 1994. Mr. Liebl currently serves as a director of Smartflex Systems, Inc., a manufacturing services provider of sophisticated electronic assemblies. He is also Vice Chairman of the Board of Directors of Artisoft, Inc., a local area network company. Beginning in October 1985, Mr. Liebl held senior management positions, including Chairman of the Board and Chief Executive Officer, at Cipher Data Products, Inc., a manufacturer of tape and optical disk drives to the computer industry, until such corporation was acquired by Archive Corporation in April 1990.

     Mr. Desai joined the Company in August 1995 as President and Chief Technical Officer of QLogic and President of QLogic Foreign Sales Corporation. He was subsequently promoted to President and Chief Executive Officer and became a Director in January 1996. From May 1995 to August 1995, he was Vice President, Engineering (Systems Products) at Western Digital Corporation, a manufacturer of disk drives. From July 1990 until May 1995, he served as Director of Engineering, and subsequently Vice President of Engineering at the Company. From 1980 until joining the Company in 1990, Mr. Desai was an Engineering Section manager at Unisys Corporation, a computer system manufacturer.


     Mr. Anderson joined the Company in July 1993 as Vice President and Chief Financial Officer. Prior to joining the Company, Mr. Anderson was Executive Vice President, Chief Operating Officer and Chief Financial Officer of HIARC, a software startup company. From October 1990 to January 1993, he was corporate Senior Vice President and Chief Financial Officer of Distributed Logic Corporation, a manufacturer of tape and disk controllers and computer subsystems. From June 1982 to April 1990, he held various positions with Cipher Data Products, Inc., including corporate Vice President, Chief Financial Officer, Treasurer and Assistant Secretary. Before joining Cipher, Mr. Anderson held various financial positions with Dataproducts Corporation, Rockwell International and Arthur Andersen LLP.


     Mr. Edwards joined the Company in October 1996 as Vice President -- Sales and Corporate Marketing. Prior to joining the Company, Mr. Edwards served as Vice President -- Sales and Marketing for the Storage Systems Division of Unisys Corporation, from August 1994 to September 1996, and as Director -- European Channels from August 1993 through August 1994. Prior to joining Unisys, Mr. Edwards served as Regional Sales Manager for Zitel Corporation from April 1991 through August 1993. Prior to joining Zitel, Mr. Edwards held a sales and management position with Digital Equipment Corporation.

     Mr. Fortmuller joined the Company in October 1996 as Vice President and General Manager -- Computer Systems Group. Prior to joining the Company, Mr. Fortmuller held various positions with AST Research, Inc., a manufacturer of microprocessor-based systems, for nine years, including Vice
President -- Americas Marketing from September 1995 to October 1996; Vice President and General Manager -- Server Business Unit from August 1994 through September 1995; Director of Product Marketing from 1990 through August 1994; and various product marketing positions. Prior to joining AST Research, Inc., Mr. Fortmuller held various product marketing positions with Data Card Corporation, MSI Data Corporation and Litton Industries, Inc.

     Mr. Manning joined the Company in June 1993 as Treasurer and Secretary. Previously, Mr. Manning held various positions at Emulex, including Senior Director and Treasurer from April 1991 with the additional role of Secretary in 1992. Mr. Manning joined Emulex in July 1983 as Tax Director. Prior to joining Emulex, Mr. Manning was a Tax Manager at KPMG Peat Marwick LLP, independent certified public accountants.

     Mr. Tovey has served as Vice President and General Manager -- Peripheral Products Group since October 1996. From April 1994 to October 1996, Mr. Tovey served as Vice President -- Marketing of the Company. From March 1985 to April 1994, he held various positions in the Disk Products Division of Toshiba America Information Systems, a computer system and disk drive manufacturer, including Director of Technology Planning and Vice President -- HDD Marketing. Prior to 1985, Mr. Tovey held various marketing and sales management positions with Unisys Corporation and engineering positions with Ferranti, Ltd. in the U.K.

     Mr. Bixby became a director of the Company in February 1994. He is Vice President -- Business Development of Rockwell Semiconductor Systems, a producer of high-performance, mixed-signal integrated circuits. Since 1996, Mr. Bixby has been an officer of Rockwell Semiconductor. Previously, Mr. Bixby served as an officer of Brooktree Corporation, most recently as Chairman, President and Chief Executive Officer, from 1983 until its acquisition by Rockwell Semiconductor in 1996. Before joining Brooktree, Mr. Bixby was Director of Engineering at Spin Physics, a division of Eastman Kodak Company.

     Ms. Miltner became a director of the Company in February 1994. She is President of Miltner & Associates, a management consultant and seminar firm. Ms. Miltner also serves as a director of Multiple Zones International. From December 1993 until March 1995, she served as Executive Vice President of Sales and Marketing of AmeriQuest Technologies, Inc., a subassembler of storage products and distributor of microcomputer products. From July 1991 to December 1993 she was President of Motivation by Miltner. From April 1989 to July 1991, she was Senior Vice President -- Sales of Merisel, a distributor of microcomputer products. For the previous four years, she was Senior Vice President -- Sales of Ingram Micro, Inc. a distributor of computer products.

     Mr. Wells became a director of the Company in February 1994. He also currently serves as a member of the Boards of Directors of Exar Corporation, a manufacturer of analog and mixed-signal integrated circuits, and Align Rite Corporation, a manufacturer of photomasks. He was President and Chief Executive Officer of Exar Corporation, from June 1992 until October 1996. Before joining Exar, he served as President and Chief Operating Officer of LSI Logic, a manufacturer of HCMOS and BiCMOS application specific integrated circuits, for seven years.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth, as of June 25, 1997, information regarding beneficial ownership of the Company's Common Stock by each director and each executive officer and by all directors and executive officers of the Company as a group. As of June 25, 1997, there were no persons known by the Company to own beneficially more than 5% of the Company's Common Stock.



                                                                 SHARES BENEFICIALLY OWNED (1)
                                                          -------------------------------------------
                                                                      PERCENT PRIOR     PERCENT AFTER
                                                          NUMBER       TO OFFERING        OFFERING
                                                          -------     -------------     -------------
Gary E. Liebl (2).......................................   15,500            *                 *
H.K. Desai (3)..........................................   67,938          1.1%                *
Thomas R. Anderson (4)..................................   35,516            *                 *
Mark K. Edwards.........................................       --            *                 *
Lawrence F. Fortmuller, Jr..............................    1,500            *                 *
Michael R. Manning (5)..................................   37,569            *                 *
David Tovey (6).........................................   32,049            *                 *
James A. Bixby (7)......................................   12,500            *                 *
Carol L. Miltner (8)....................................    5,491            *                 *
George D. Wells.........................................    5,500            *                 *
All Directors and Executive Officers                                       3.5%              2.7%
  as a group (10 Persons)...............................  213,563


---------------

* Less than 1% of the outstanding shares of Common Stock.


(1) Based upon 5,864,070 shares of Common Stock outstanding prior to the Offering and 7,864,070 shares of Common Stock outstanding after the offering. Each named person and all directors and executive officers as a group are deemed to be the beneficial owners of shares of Common Stock that may be acquired within 60 days upon exercise of stock options. Accordingly, the number of shares and percentages set forth next to the name of such person and all directors and executive officers as a group include the shares of Common Stock issuable upon stock options exercisable within 60 days. However, the shares of Common Stock so issuable upon such exercise by any such person are not included in calculating the percentage of Common Stock beneficially owned by any other stockholder.


(2) Includes 12,500 shares which may be purchased pursuant to stock options which are currently, or within the next 60 days, will be, exercisable.


(3) Includes 60,938 shares which may be purchased pursuant to stock options which are currently, or within the next 60 days, will be, exercisable.



(4) Includes 31,016 shares which may be purchased pursuant to stock options which are currently, or within the next 60 days, will be, exercisable.


(5) Includes 3,400 shares held for the benefit of Mr. Manning's minor children. Also includes 20,718 shares which may be purchased pursuant to stock options which are currently, or within the next 60 days, will be, exercisable.


(6) Includes 23,749 shares which may be purchased pursuant to stock options which are currently, or within the next 60 days, will be, exercisable.


(7) Consists entirely of shares which may purchased pursuant to stock options which are currently, or within the next 60 days, will be, exercisable.

(8) Includes 4,166 shares which may be purchased pursuant to stock options which are currently, or within the next 60 days, will be, exercisable.

                          DESCRIPTION OF CAPITAL STOCK


     The Company is authorized to issue 12,500,000 shares of common stock, $0.10 par value ("Common Stock"), of which 5,864,070 shares were issued and outstanding at June 29, 1997, and 1,000,000 shares of Preferred Stock, $0.10 par value ("Preferred Stock"), of which 200,000 shares have been designated as Series A Junior Participating Preferred Stock, $0.001 par value (the "Series A Preferred Stock"), none of which was issued and outstanding at June 29, 1997.


COMMON STOCK

     Each stockholder is entitled to one vote for each share of Common Stock held of record on all matters to be voted on by stockholders, and stockholders are not entitled to cumulate votes for the election of directors. Stockholders have no preemptive rights or other subscription rights. There are no conversion rights or redemption rights with respect to shares of Common Stock. All outstanding shares of Common Stock are, and those offered hereby will be, when issued, validly issued, fully paid and nonassessable. Holders of Common Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor. On liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata the net assets of the Company remaining after the payment of debts, expenses and the liquidation preference of any outstanding shares of Preferred Stock.

PREFERRED STOCK

     The Company's Board of Directors, pursuant to the Company's Restated Certificate of Incorporation, as amended, is authorized to issue the Preferred Stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences of the Preferred Stock. The Board of Directors, without stockholder approval, can therefore, issue Preferred Stock with voting, conversion and other rights which could adversely affect the voting power and other rights of, and amounts payable with respect to, the Common Stock. This may be deemed to have a potential anti-takeover effect because the issuance of Preferred Stock in accordance with such provision may delay, defer or prevent a change of control of the Company and could adversely affect the price of the Company's Common Stock. In connection with the Company's Shareholder Rights Plan, the Board of Directors designated rights, preferences and privileges of the Series A Preferred Stock with the purpose of preventing hostile takeovers of the Company that are unfair to the holders of Common Stock.

SHAREHOLDER RIGHTS PLAN

     On June 4, 1996 the Company's Board of Directors adopted the Shareholder Rights Plan, pursuant to which preferred stock rights (the "Rights") were distributed in the form of a dividend to stockholders of record on the close of business on June 20, 1996 (the "Dividend Date") on the basis of one Right for each share of Common Stock held. One Right will also attach to each share of Common Stock issued by the Company subsequent to the Dividend Date and prior to the Distribution Date (as defined below).

     In general, the Rights become exercisable or transferable only upon the occurrence of certain events related to changes in ownership of the Common Stock. Once exercisable, each Right entitles its holder to purchase from the Company one one-hundredth of a share ("Unit") of Series A Preferred Stock at a purchase price of $45.00 per Unit, subject to adjustment. The Rights will separate from the Common Stock and become exercisable or transferable on a distribution date (the "Distribution Date"), which will occur on the earlier of
(i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of securities representing 15% or more of the Common Stock or (ii) 10 business days following the commencement of a tender or exchange offer that would result in a person or group of related persons becoming an Acquiring Person. Upon the occurrence of certain other events related to changes in the ownership of the Common Stock, each holder of a Right would be entitled to purchase shares of the Common Stock, or an acquiring corporation's common stock, having a market value equal to two times the exercise value of the Right.

     The Rights expire on the earliest of (i) June 4, 2006, (ii) consummation of a merger transaction with a person or group who acquires Common Stock pursuant to a transaction approved by a majority of the disinterested members of the Company's Board of Directors, and (iii) redemption of the Rights. Subject to certain conditions, the Rights may be redeemed by the Company's Board of Directors at any time at a price of $0.001 per Right. The Rights are not currently exercisable and trade together with the shares of Common Stock associated therewith.

     The Rights, if exercised, will cause a substantial dilution to the equity interest in QLogic to a person's or group's ownership interest in the Company's Common Stock that attempts to acquire the Company on terms not approved by the Company's Board of Directors. See "Risk Factors -- Potential Effect of Anti-Takeover Provisions" and "Description of Capital Stock-- Delaware Law."

DELAWARE LAW

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless either (i) prior to the date at which the person becomes an interested stockholder, the Board of Directors approves such transaction or business combination, (ii) the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of such transaction, or (iii) the business combination is approved by the Board of Directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent). A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to such interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is Harris Trust Company of California.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, for whom Cowen & Company, Prudential Securities Incorporated and Morgan Keegan & Company, Inc. are acting as representatives (the "Representatives"), and each of the Underwriters has severally agreed to purchase from the Company the respective number of shares of Common Stock set forth opposite the name of such Underwriters below:

                                                                                NUMBER OF
                                       NAME                                      SHARES
    --------------------------------------------------------------------------  ---------
    Cowen & Company...........................................................
    Prudential Securities Incorporated........................................
    Morgan Keegan & Company, Inc. ............................................

                                                                                ---------
              Total...........................................................  2,000,000
                                                                                =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below), if any of such shares are purchased.

     The Underwriters propose to offer the shares of Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus and in part to certain dealers at such price less a concession
not in excess of $          per share. The Underwriters may allow, and such
dealers may re-allow, a concession not in excess of $          per share to
certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.

     The Company has granted the Underwriters an option, exercisable for up to 30 days after the date of this Prospectus, to purchase up to an aggregate of 300,000 additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them as shown in the foregoing table bears to the 2,000,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the 2,000,000 shares of Common Stock offered hereby.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act and to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company and the Company's officers and directors have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or any right to acquire Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent (which consent may be given without notice to the Company's stockholders or other public announcement) of Cowen & Company, on behalf of the Underwriters. Cowen & Company has advised the Company that it has no present intention of releasing any of the Company's stockholders or option holders from such lock-up agreements until the expiration of such 90-day period.

     In connection with this offering, certain Underwriters and selling group members (if any) or their respective affiliates may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act or any successor rule or regulation thereto. Passive market making consists of displaying bids on the Nasdaq National Market limited by the highest independent bid for the security and effecting purchases limited by such prices and in response to order flow. Net purchases by a passive market maker on each day are generally limited in amount to 30% of the passive market maker's average daily trading volume in Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     In order to facilitate this offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot in connection with this offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of the Common Stock in the open market. The Underwriters may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in the offering, if the Underwriters repurchase previously distributed Common Stock in transactions to cover their short positions, in stabilization transactions or otherwise. Finally, the Underwriters may bid for, and purchase, shares of the Common Stock in market making transactions and impose penalty bids. These activities may stabilize or maintain the market price of the Common Stock above market levels that may otherwise prevail. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     Cowen & Company has in the past and may in the future provide certain financial advisory services to the Company for which it has received and may receive customary fees and reimbursement of expenses.

                                 LEGAL MATTERS

     The legality of the shares of Common Stock offered hereby will be passed upon for the Company by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California. Pillsbury Madison & Sutro LLP, Menlo Park and San Francisco, California, is acting as counsel for the Underwriters in connection with certain legal matters relating to the shares of Common Stock offered hereby.

                                    EXPERTS

     The consolidated financial statements as of March 31, 1996 and March 30, 1997 and for each of the years in the three-year period ended March 30, 1997, have been included herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     This Prospectus, which constitutes a part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. The Registration Statement, including exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies may be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.


     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith, files reports, proxy or information statements, and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549, as well as at the following Regional Offices: 7 World Trade Center, 13th Floor, New York, New York 10048, and 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also can be obtained from the Public

Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, by mail at prescribed rates. In addition, the Commission has a Web site on the World Wide Web at http://www.sec.gov, containing registration statements, reports, proxy and information statements and other information that registrants, such as the Company, file electronically with the Commission.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The documents listed below have been filed by the Company with the Commission under the Exchange Act and are incorporated herein by reference:

          (i) The description of the Common Stock contained in the Company's Registration Statement on Form 10 (Commission file number 0-23298), filed on February 15, 1994;


          (ii) The description of the Rights contained in the Company's Registration Statement on Form 8-A, filed on June 19, 1996; and



          (iii) The Company's Annual Report on Form 10-K for the fiscal year ended March 30, 1997.



     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents.


     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated herein by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, without charge, to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference herein (other than exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information this Prospectus incorporates). Such requests should be directed to QLogic Corporation, Attention: Thomas R. Anderson, Vice President and Chief Financial Officer, 3545 Harbor Boulevard, Costa Mesa, California 92626, telephone number (714) 438-2200.

                                    GLOSSARY

     Bus. Any of the internal control paths which travel from the central processing unit to any of the adapters, the I/O ports, or to the random access memory of a computer. The bus is the primary means of communications between components in a personal computer, workstation or server.

     Controller. A functional unit that controls one or more I/O channels. Peripheral controllers receive data from the host computer, arrange and store the data in a manner suitable for the storage media, retrieve data, correct data for errors and return the data to the host computer. Host controllers receive commands from the host computer, execute data transfers to and from the peripheral device and supervise the placement of the data in the host computer memory.

     Fibre Channel. An interface standard for connecting peripheral devices to computer systems and networks. Fibre Channel was developed and standardized in order to provide increased data transfer speed, reduced wiring complexity, greater connectivity and to enable greater distances between the connected devices.

     IDE. Integrated Drive Electronics. A basic interface between the computer and a limited number of data storage devices. Enhanced IDE and Ultra IDE refer to newer technology that offers improved performance, higher capacity support and increased options. IDE is the I/O interface commonly associated with personal computers.

     ISP. Intelligent SCSI Processor. The Company's integrated circuit I/O architecture which integrates an I/O processor and a proprietary RISC-based processor on a single chip, facilitating faster host I/O transfers, software transparency across multiple I/O standards and greater I/O transfer autonomy from the host CPU.

     LVD. Low Voltage Differential. A proposed signaling standard which increases SCSI cable length and speed. LVD is used to implement I/O products based on Ultra2 SCSI, which can operate at speeds up to 80 megabytes per second, and is significantly, but not completely, backward compatible with the current Ultra SCSI standard.

     PCI. Peripheral Component Interconnect. Introduced in 1993, PCI is a local bus architecture designed to support peripherals on a dedicated electronic pathway closer to the central processing unit in order to improve system performance.

     RAID. Redundant Array of Independent Disks. In order to prevent system data loss due to hard drive failure, RAID devices share data across multiple lower capacity hard drives. By adding some redundancy, the system can tolerate the failure of a single disk without shutdown or data loss. In addition, the system can obtain significant improvements in data transfer rates and time to data, as compared to a single disk solution.

     RISC. Reduced Instruction Set Computing. A microprocessor architecture designed to reduce the number of instructions and accelerate processing power for workstations, servers and, more recently, personal computers.

     SCSI. Small Computer System Interface. An interface standard for connecting peripheral devices to a computer system. SCSI defines a special bus cable dedicated to data transfer between the computer and up to 15 peripherals, each with its own controller. The original standard has an 8-bit wide bus and a transfer rate of five megabytes (MB) per second. Fast SCSI has an 8-bit wide bus and a maximum data transfer rate of 10 MB/sec. Fast Wide SCSI has a 16-bit wide bus and a maximum data transfer rate of 20 MB/sec. Ultra SCSI has an 8- or 16-bit wide bus and a maximum data transfer rate of 40 MB/sec. Ultra2 SCSI, which has not yet been deployed, has an 8- or 16-bit wide bus and a maximum data transfer rate of 80 MB/sec.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Independent Auditors' Report..........................................................  F-2
Consolidated Balance Sheets as of March 31, 1996 and March 30, 1997...................  F-3
Consolidated Statements of Income for the years ended April 2, 1995, March 31, 1996
  and
  March 30, 1997......................................................................  F-4
Consolidated Statements of Stockholders' Equity for the years ended April 2, 1995,
  March 31, 1996 and March 30, 1997...................................................  F-5
Consolidated Statements of Cash Flows for the years ended April 2, 1995, March 31,
  1996 and March 30, 1997.............................................................  F-6
Notes to Consolidated Financial Statements............................................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
QLogic Corporation:

     We have audited the accompanying consolidated balance sheets of QLogic Corporation and subsidiary as of March 31, 1996 and March 30, 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended March 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of QLogic Corporation and subsidiary as of March 31, 1996 and March 30, 1997 and the results of their operations and their cash flows for each of the years in the three-year period ended March 30, 1997, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

Orange County, California
May 9, 1997

                               QLOGIC CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                       MARCH 31, 1996 AND MARCH 30, 1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                            1996        1997
                                                                           -------     -------
Cash and cash equivalents................................................  $ 8,414     $19,091
Accounts and notes receivable, less allowance for doubtful accounts of
  $506 and $636 in 1996 and 1997, respectively...........................    7,033       5,720
Inventories..............................................................    6,670       4,794
Deferred income taxes....................................................      648       1,149
Prepaid expenses and other current assets................................      239         391
                                                                           -------     -------
  Total current assets...................................................   23,004      31,145
Property and equipment, net..............................................    5,520       5,043
Other assets.............................................................       15         775
                                                                           -------     -------
                                                                           $28,539     $36,963
                                                                           =======     =======

                             LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable.........................................................  $ 6,177     $ 3,994
Accrued expenses.........................................................    3,218       7,115
Current installments of capitalized lease obligations....................      275         225
                                                                           -------     -------
  Total current liabilities..............................................    9,670      11,334
Capitalized lease obligations, excluding current installments............      576         352
Other noncurrent liabilities.............................................    2,016         924
                                                                           -------     -------
  Total liabilities......................................................   12,262      12,610
                                                                           -------     -------
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $0.10 par value; 1,000,000 shares authorized (200,000 shares designated as Series A Junior Participating Preferred, $0.001
     par value); none issued and outstanding.............................       --          --
  Common stock, $0.10 par value; 12,500,000 shares authorized; 5,557,598 and 5,840,701 shares issued and outstanding in 1996 and 1997,
     respectively........................................................      556         584
  Additional paid-in capital.............................................   16,801      19,001
  Retained earnings (accumulated deficit)................................   (1,080)      4,768
                                                                           -------     -------
          Total stockholders' equity.....................................   16,277      24,353
                                                                           -------     -------
                                                                           $28,539     $36,963
                                                                           =======     =======

          See accompanying notes to consolidated financial statements.

                               QLOGIC CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME
          YEARS ENDED APRIL 2, 1995, MARCH 31, 1996 AND MARCH 30, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 1995        1996        1997
                                                                -------     -------     -------
Net revenues..................................................  $57,675     $53,779     $68,927
Cost of sales.................................................   34,285      34,413      38,151
                                                                -------     -------     -------
  Gross profit................................................   23,390      19,366      30,776
                                                                -------     -------     -------
Operating expenses:
  Engineering and development.................................    7,598       7,191      10,422
  Selling and marketing.......................................    7,541       6,490       6,372
  General and administrative..................................    4,872       4,501       4,628
                                                                -------     -------     -------
     Total operating expenses.................................   20,011      18,182      21,422
                                                                -------     -------     -------
     Operating income.........................................    3,379       1,184       9,354
Interest expense..............................................      146         153         125
Interest and other income.....................................       93         172         602
                                                                -------     -------     -------
  Income before income taxes..................................    3,326       1,203       9,831
Income tax provision..........................................    1,361         537       3,983
                                                                -------     -------     -------
Net income....................................................  $ 1,965     $   666     $ 5,848
                                                                =======     =======     =======
Net income per common and equivalent share....................  $  0.35     $  0.12     $  0.93
                                                                =======     =======     =======
Weighted average common and common equivalent shares..........    5,567       5,737       6,315
                                                                =======     =======     =======

          See accompanying notes to consolidated financial statements.

                               QLOGIC CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
          YEARS ENDED APRIL 2, 1995, MARCH 31, 1996 AND MARCH 30, 1997
                                 (IN THOUSANDS)

                                                                               RETAINED
                                          COMMON STOCK        ADDITIONAL       EARNINGS           TOTAL
                                        -----------------      PAID-IN       (ACCUMULATED     STOCKHOLDERS'
                                        SHARES     AMOUNT      CAPITAL         DEFICIT)          EQUITY
                                        ------     ------     ----------     ------------     -------------
Balance as of April 3, 1994...........  5,551       $555       $ 16,771        $ (3,711)         $13,615
Net income............................     --         --             --           1,965            1,965
Issuance of common stock..............      1         --              1              --                1
                                        -----       ----       --------        --------          -------
Balance as of April 2, 1995...........  5,552        555         16,772          (1,746)          15,581
Net income............................     --         --             --             666              666
Issuance of common stock..............      6          1             29              --               30
                                        -----       ----       --------        --------          -------
Balance as of March 31, 1996..........  5,558        556         16,801          (1,080)          16,277
Net income............................     --         --             --           5,848            5,848
Issuance of common stock..............    283         28          2,200              --            2,228
                                        -----       ----       --------        --------          -------
Balance as of March 30, 1997..........  5,841       $584       $ 19,001        $  4,768          $24,353
                                        =====       ====       ========        ========          =======

          See accompanying notes to consolidated financial statements.

                               QLOGIC CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
          YEARS ENDED APRIL 2, 1995, MARCH 31, 1996 AND MARCH 30, 1997
                                 (IN THOUSANDS)

                                                                  1995        1996        1997
                                                                 -------     -------     -------
Cash flows from operating activities:
  Net income.................................................    $ 1,965     $   666     $ 5,848
  Adjustments to reconcile net income to net cash provided by
     (used in) operating activities:
     Depreciation and amortization...........................      2,445       2,452       3,023
     Provision for doubtful accounts.........................        625          23         129
     Loss on disposals of property and equipment.............         34          11       1,338
     Benefit from deferred income taxes......................        (87)       (561)     (1,273)
     Change in assets and liabilities:
       Decrease (increase) in accounts receivable............     (3,976)      2,302       1,184
       Decrease (increase) in inventories....................     (1,372)       (123)      1,876
       Decrease (increase) in prepaid expenses and other              30         (39)       (152)
          current assets.....................................
       Decrease (increase) in other assets...................       (101)        463          (6)
       Increase (decrease) in accounts payable...............       (990)      1,240      (2,183)
       Increase (decrease) in accrued expenses...............       (100)      1,681       3,897
       Increase (decrease) in other noncurrent liabilities...      1,381         635      (1,092)
                                                                 -------     -------     -------
          Net cash provided by (used in) operating                  (146)      8,750      12,589
            activities.......................................
                                                                 -------     -------     -------
Cash flows from investing activities - purchases of property      (1,282)     (1,210)     (3,866)
  and equipment..............................................
                                                                 -------     -------     -------
Cash flows from financing activities:
  Principal payments under capital leases....................       (278)       (305)       (274)
  Proceeds from exercise of stock options....................          1          30       2,228
                                                                 -------     -------     -------
          Net cash provided by (used in) financing                  (277)       (275)      1,954
            activities.......................................
                                                                 -------     -------     -------
          Net increase (decrease) in cash and cash                (1,705)      7,265      10,677
            equivalents......................................
Cash and cash equivalents at beginning of year...............      2,854       1,149       8,414
                                                                 -------     -------     -------
Cash and cash equivalents at end of year.....................    $ 1,149     $ 8,414     $19,091
                                                                 =======     =======     =======

Supplemental disclosures of cash flow information:
Cash paid during the year for:
     Interest................................................    $   121     $   101     $   133
                                                                 =======     =======     =======
     Income taxes............................................    $   252     $   404     $ 3,881
                                                                 =======     =======     =======

          See accompanying notes to consolidated financial statements.

                               QLOGIC CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                APRIL 2, 1995, MARCH 31, 1996 AND MARCH 30, 1997
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE (1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  GENERAL BUSINESS INFORMATION

     QLogic Corporation ("QLogic" or the "Company") designs and supplies semiconductor and board level I/O products. The Company's products provide a high performance interface between computer systems and their attached data storage peripherals, such as hard disk drives, tape drives, removable disk drives, CD-ROM drives and RAID subsystems. QLogic provides complete input/output ("I/O") technology solutions by designing and marketing single chip controller and adapter board products for both sides of the computer/peripheral device interlink or "bus." The Company has targeted the high performance sector of the I/O market, focusing primarily on the SCSI industry standard. The Company is utilizing its I/O expertise to develop products for emerging I/O standards, such as Fibre Channel. QLogic's products utilize various I/O standards to service the needs of manufacturers and end users of various types of computer systems and components, such as workstations, servers and data storage peripherals. The Company provides high performance SCSI-based solutions and new I/O solutions based on the emerging Fibre Channel standard, and is leveraging its technological capabilities to provide solutions based on the IDE standard. QLogic markets and distributes its products through a direct sales organization supported by field application engineers, as well as through a network of independent manufacturers' representatives and regional and international distributors. The Company's primary OEM customers are major domestic and international suppliers and manufacturers of servers, workstations and data storage peripherals.

     The Company is the successor to the Emulex Micro Devices division of Emulex Corporation ("Emulex"). The Company was incorporated in Delaware in 1992 as Emulex Micro Devices Corporation, a wholly owned subsidiary of Emulex, and, in 1993, substantially all of the assets of the Emulex Micro Devices division were transferred to the Company. In February 1994, pursuant to its spinoff from Emulex, the Company became a separate publicly-held corporation.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation

     The consolidated financial statements include the financial statements of QLogic Corporation and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

     Fiscal Year

     QLogic's fiscal year ends on the Sunday nearest March 31. The fiscal years ended April 2, 1995 ("fiscal 1995"), March 31, 1996 ("fiscal 1996") and March 30, 1997 ("fiscal 1997") each comprised 52 weeks.

     Cash and Cash Equivalents

     For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

     Inventories

     Inventories are stated at the lower of cost (first-in, first-out) or net realizable value.

     Property and Equipment

     Property and equipment are stated at cost. Property and equipment held under capital leases are stated at the present value of minimum lease payments. Depreciation is calculated using the straight-line method over

                               QLOGIC CORPORATION

                APRIL 2, 1995, MARCH 31, 1996 AND MARCH 30, 1997
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

estimated useful lives of two to seven years. Property and equipment held under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the related asset.

     Stock Option Plan

     Prior to April 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On April 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma net income per share disclosures for employee stock option grants made in fiscal 1996 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

     Use of Estimates

     Company management has made a number of estimates and assumptions relating to the reporting of assets and liabilities in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

     Revenue Recognition


     Revenue is recognized upon product shipment. Royalty revenue is recognized when earned and receipt is assured.



     The customer's obligation to pay the Company, and the payment terms, are set at the time of shipment and are not dependent on subsequent resale of the Company's product. However, certain of the Company's sales were made to distributors under agreements allowing limited right of return and/or price protection. The Company warrants its products, on a limited basis, to be free from defects for periods of one to five years from date of shipment. The Company estimates and establishes allowances and reserves, by a current charge to income, for product returns, warranty obligations, doubtful accounts and price adjustments.


     Research and Development

     Research and development costs, including costs related to the development of new products and process technology, are expensed as incurred.

     Capitalized Software Costs

     SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," provides for the capitalization of certain software development costs once technological feasibility is established. The cost so capitalized is then amortized on a straight-line basis over the estimated product life, or the ratio of current revenues to total projected product revenues, whichever is greater. No internal costs have been capitalized as the impact on the consolidated financial statements for all periods presented is immaterial.

                               QLOGIC CORPORATION

                APRIL 2, 1995, MARCH 31, 1996 AND MARCH 30, 1997
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Net Income per Share

     Net income per common and equivalent share for the years ended April 2, 1995, March 31, 1996 and March 30, 1997, was computed based on the weighted average number of common and equivalent shares outstanding. The Company has granted certain stock options (see note 10) which have been treated as common stock equivalents in computing both primary and fully diluted income per share. Primary income per share approximates fully diluted income per share for the years ended April 2, 1995, March 31, 1996 and March 30, 1997.

     In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 specifies new standards designed to improve the earnings per share ("EPS") information provided in financial statements by simplifying the existing computational guidelines, revising the disclosure requirements and increasing the comparability of EPS data on an international basis. Some of the changes made to simplify the EPS computations include: (a) eliminating the presentation of primary EPS and replacing it with basic EPS, with the principal difference being that common stock equivalents are not considered in computing basic EPS, (b) eliminating the modified treasury stock method and the three percent materiality provision and
(c) revising the contingent share provisions and the supplemental EPS data requirements. SFAS No. 128 also makes a number of changes to existing disclosure requirements. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. The Company does not believe the implementation of SFAS No. 128 will have a material effect on net income per share.

     Fair Value of Financial Instruments

     In December 1991, the FASB issued SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." SFAS No. 107 requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. SFAS No. 107 defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of March 30, 1997, the fair value of all financial instruments approximated carrying value.

     Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

     The Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," in fiscal 1996. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of

                               QLOGIC CORPORATION

                APRIL 2, 1995, MARCH 31, 1996 AND MARCH 30, 1997
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

SFAS No. 121 did not have a material impact on the Company's financial position, results of operations or liquidity.

     Reclassifications

     Certain reclassifications have been made to the 1995 and 1996 consolidated financial statements to conform to the 1997 presentation.

NOTE (2) INVENTORIES

     Components of inventories are as follows:

                                                                    1996        1997
                                                                   -------     -------
        Raw materials............................................  $ 2,122     $ 2,931
        Work in progress.........................................    1,455       1,117
        Finished goods...........................................    3,093         746
                                                                   -------     -------
                                                                   $ 6,670     $ 4,794
                                                                   =======     =======

NOTE (3) PROPERTY AND EQUIPMENT

     Components of property and equipment, net, are as follows:

                                                                    1996        1997
                                                                   -------     -------
        Product and test equipment...............................  $ 9,285     $10,970
        Furniture and fixtures...................................    1,086       1,219
        Semiconductor designs....................................    2,552       1,802
        Leasehold improvements...................................      842         447
        Land and buildings.......................................      358         358
                                                                   -------     -------
                                                                    14,123      14,796
        Less accumulated depreciation and amortization...........    8,603       9,753
                                                                   -------     -------
                                                                   $ 5,520     $ 5,043
                                                                   =======     =======

NOTE (4) ACCRUED EXPENSES

     Components of accrued expenses are as follows:

                                                                    1996        1997
                                                                   -------     -------
        Compensation.............................................  $ 1,850     $ 3,027
        Taxes....................................................       53       1,443
        Deferred revenue.........................................      753         999
        Other....................................................      562       1,646
                                                                   -------     -------
                                                                   $ 3,218     $ 7,115
                                                                   =======     =======

                               QLOGIC CORPORATION

                APRIL 2, 1995, MARCH 31, 1996 AND MARCH 30, 1997
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE (5) INCOME TAXES

     The components of the income tax provision are as follows:

                                                           1995       1996       1997
                                                          ------     ------     -------
        Federal:
          Current.....................................    $1,216      $ 872     $ 4,479
          Deferred....................................       (64)      (453)     (1,059)
        State:
          Current.....................................       232        226         777
          Deferred....................................       (23)      (108)       (214)
                                                          ------      -----     -------
                                                          $1,361      $ 537     $ 3,983
                                                          ======      =====     =======

     The effective income tax on income before income taxes differs from expected Federal income tax for the following reasons:

                                                             1995      1996       1997
                                                            ------     -----     ------
        Expected income tax provision at 34%............    $1,130     $ 409     $3,343
        State income tax, net of Federal tax benefit....       138        74        370
        Tax benefit of net operating loss...............       (84)      (26)       (13)
        Tax benefit of research and development and           (729)     (391)
          other credits.................................                             --
        Increase (decrease) in valuation allowance......       813       312        (14)
        Nondeductible permanent differences.............        27        39         20
        Other, net......................................        66       120        277
                                                            ------     -----     ------
                                                            $1,361     $ 537     $3,983
                                                            ======     =====     ======

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

                                                                      1996       1997
                                                                     ------     ------
        Deferred tax assets:
          Alternative minimum tax credit...........................  $   92     $   92
          Reserves not currently deductible........................   1,555      2,504
          Depreciation.............................................     940        980
          Research and development credit..........................   1,085      1,085
          Other....................................................     101         85
                                                                     ------     ------
             Total gross deferred tax assets.......................   3,773      4,746
          Less valuation allowance.................................   1,918      1,904
                                                                     ------     ------
                                                                      1,855      2,842
                                                                     ------     ------
        Deferred tax liabilities:
          Research and development expenditures....................     875        516
          State tax expense........................................     332        405
                                                                     ------     ------
             Total gross deferred tax liabilities..................   1,207        921
                                                                     ------     ------
        Net deferred tax assets....................................  $  648     $1,921
                                                                     ======     ======

                               QLOGIC CORPORATION

                APRIL 2, 1995, MARCH 31, 1996 AND MARCH 30, 1997
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The Company has approximately $1,085 of research and development credit carryovers as of March 30, 1997. If unused, these credits will expire in the years 2008 to 2011. In addition, the Company has approximately $92 of alternative minimum tax credits which may be carried over indefinitely.

     The Company also has approximately $150 of net operating loss carryovers at March 30, 1997. Utilization of these carryovers will be limited to approximately $50 a year over the next three fiscal years, as a result of the Company filing short period tax returns in 1994. Any unused carryover at the end of this period will be fully utilizable in any future year until 2009, after which any unused carryover will expire.

     Based on the Company's current and historical pretax earnings, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred tax assets as of March 30, 1997. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income; however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years.

     During fiscal year 1994, QLogic and Emulex entered into a Tax Sharing Agreement for purposes of allocating pre-Distribution tax liabilities between QLogic and Emulex. Under the Tax Sharing Agreement, Emulex generally will be liable for and will indemnify QLogic against (a) pre-Distribution Federal, state and local tax liabilities of Emulex and its subsidiaries (including QLogic), (b) taxes or liabilities resulting from a breach of any covenant or representation by Emulex contained in the Tax Sharing Agreement, (c) taxes imposed on QLogic or its stockholders in the event that the Distribution is taxable due to any reason other than a breach of certain covenants or representations by QLogic and (d) taxes relating to the recapture or restoration of certain pre-Distribution tax items (such as depreciation recapture) of Emulex or its subsidiaries. QLogic will be liable for and will indemnify Emulex and its subsidiaries against (i) post-Distribution Federal, state and local tax liabilities of QLogic, (ii) taxes or liabilities resulting from a breach of any covenant or representation by QLogic contained in the Tax Sharing Agreement, and (iii) taxes imposed on Emulex in the event that the Distribution is taxable due to a breach of certain covenants and representations by QLogic in the Tax Sharing Agreement unless, prior to the breach, there is obtained, on the basis of valid representations,
(1) a ruling from the Internal Revenue Service reasonably satisfactory to Emulex, or (2) an opinion acceptable to Emulex from counsel (such acceptance not to be unreasonably withheld, provided that, if counsel for Emulex does not concur with such opinion, Emulex's refusal to accept such opinion will not be considered unreasonable), in each case to the effect that the breach will not cause the Distribution to become subject to Federal income tax. In any event, if QLogic becomes liable to indemnify Emulex pursuant to these provisions, it is likely that the liability will be material to QLogic.

     The Tax Sharing Agreement provides that the party having responsibility for a tax liability under the Tax Sharing Agreement generally will be primarily responsible for, and bear the fees, costs and expenses (including attorneys' and accountants' fees) of, the defense of an audit or other proceeding arising out of or related to such tax liability.

     The Tax Sharing Agreement also generally provides that, subject to certain limitations, Emulex will pay to QLogic the net benefit realized by Emulex from the carryback to tax years before the Distribution of certain tax attributes of QLogic arising in tax years after the Distribution and QLogic will pay to Emulex the net benefit realized by QLogic from the use after the Distribution Date of certain tax attributes of Emulex arising in pre-Distribution tax years. Accordingly, QLogic has recognized no deferred tax assets with respect to such tax attributes.

     The total amount due Emulex pursuant to the Tax Sharing Agreement at March 31, 1996 and March 30, 1997 totaled $1,760 and $458, respectively, and is included in other noncurrent liabilities. Amounts due Emulex under the Tax Sharing Agreement are payable on December 30, 1999, and bear interest, commencing January 1, 1996, at the rate applicable to underpayments of Federal income taxes, which was 9% as of March 30, 1997.

                               QLOGIC CORPORATION

                APRIL 2, 1995, MARCH 31, 1996 AND MARCH 30, 1997
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Interest due Emulex is payable quarterly. The total amount of accrued interest payable to Emulex as of March 31, 1996 was $28, which is included in accounts payable in the accompanying balance sheets. There is no accrued interest payable to Emulex as of March 30, 1997.

NOTE (6) CONSOLIDATION CHARGES AND DISTRIBUTION EXPENSES

     QLogic incurred significant nonrecurring charges related to the restructuring of QLogic's operations during the third quarter of fiscal 1994. The charges included employee termination expenses for 13 employees of approximately $250, an accrual for facilities and manufacturing consolidation of approximately $207, and other provisions of approximately $50. Of the total $507 of consolidation charges, $403 of costs and payments had been charged against the related accruals as of April 2, 1995, representing severance and other related expense of $300 and lease obligations of $103. During the year ended March 31, 1996 costs and payments were charged against the remaining accrual representing lease obligations of $104. As of March 31, 1996, the balance of the accrual was zero.

NOTE (7) EXPORT REVENUES AND SIGNIFICANT CUSTOMERS

     QLogic's export revenues (primarily to Pacific Rim countries) were approximately $35,765, $29,800 and $31,301, representing 62%, 55% and 45% of net revenues for 1995, 1996 and 1997, respectively. The following table represents sales to customers accounting for greater than 10% of Company net revenues, or customer accounts receivable accounting for greater than 10% of Company accounts receivable.

                                                                                   ACCOUNTS
                                                           NET REVENUES           RECEIVABLE
                                                      ----------------------     -------------
                                                      1995     1996     1997     1996     1997
                                                      -----    ----     ----     ----     ----
    Customer 1......................................   N/A      13%      20%      15%      30%
    Customer 2......................................   24%      42%      19%      34%      N/A
    Customer 3......................................   N/A      N/A      16%      N/A      N/A
    Customer 4......................................   N/A      11%      10%      17%      19%

     With the exception of these customers, management of QLogic believes that the loss of any one customer would not have a material adverse effect on its business.

NOTE (8) COMMITMENTS AND CONTINGENCIES

  Line of Credit

     On July 25, 1996, the Company obtained an unsecured line of credit from a bank. Maximum borrowings under the line of credit are $7,500 subject to a borrowing base based on accounts receivable, with a $3,000 sublimit for letters of credit. Interest on outstanding advances is payable monthly at the bank's prime rate plus 0.5%. The line of credit expires on July 5, 1997. The line of credit contains certain restrictive covenants that, among other things, require the maintenance of certain financial ratios and restrict the Company's ability to incur additional indebtedness. The Company was in compliance with all such covenants as of March 30, 1997. In the event of a default under the line of credit, amounts outstanding would become secured by substantially all of the assets of the Company. There were no borrowings under the line of credit as of March 30, 1997. The Company expects to extend the line of credit through the end of fiscal 1998.

  Leases

     The Company leases certain equipment under long-term noncancelable capital lease agreements which expire at various dates through the year 2000. The required lease payments and, accordingly, the capitalized lease

                               QLOGIC CORPORATION

                APRIL 2, 1995, MARCH 31, 1996 AND MARCH 30, 1997
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

obligations and related assets have been included in the accompanying financial statements. The cost of equipment held under capital leases was $2,299 and $1,993 as of March 31, 1996 and March 30, 1997, respectively. The related accumulated amortization was $1,425 and $1,819 as of March 31, 1996 and March 30, 1997, respectively.

     Future minimum noncancelable lease commitments are as follows:

                                                                        CAPITAL     OPERATING
                                                                        LEASES       LEASES
                                                                        -------     ---------
    Fiscal year:
      1998............................................................   $ 270       $   712
      1999............................................................     234           712
      2000............................................................     145           415
                                                                         -----       -------
    Total minimum lease payments......................................     649       $ 1,839
                                                                                     =======
    Less amounts representing interest (at rates ranging from 4% to
      9%).............................................................      72
                                                                         -----
    Present value of future minimum capitalized lease obligations.....     577
    Less current installments under capitalized lease obligations.....     225
                                                                         -----
    Capitalized lease obligations, excluding current installments.....   $ 352
                                                                         =====

     Rent expense for fiscal 1995, fiscal 1996 and fiscal 1997 totaled $689, $653 and $712, respectively.

     Contingencies

     From time to time, the Company is a party to ordinary disputes arising in the normal course of business. The Company does not believe that the outcome of these matters will have a material adverse effect on the Company's financial position, results of operations or liquidity.

NOTE (9) EMPLOYEE RETIREMENT SAVINGS PLAN

     The Company has established a pretax savings and profit sharing plan under
Section 401(k) of the Internal Revenue Code for substantially all domestic employees. Under the plan, eligible employees are able to contribute up to 12% of their compensation. The Company's contributions match up to 3% of a participant's compensation. The Company's direct contributions on behalf of its employees totaled $205, $193 and $218 in fiscal 1995, fiscal 1996 and fiscal 1997, respectively.

NOTE (10) STOCKHOLDERS' EQUITY

  Shareholder Rights Plan

     On June 4, 1996, the Company's Board of Directors adopted a Shareholder Rights Plan, pursuant to which preferred stock rights (the "Rights") were distributed in the form of a dividend to stockholders of record on the close of business on June 20, 1996 (the "Dividend Date") on the basis of one Right for each share of the Company's common stock (the "Common Stock") held. One Right will also attach to each share of Common Stock issued subsequent to the Dividend Date and prior to the Distribution Date (as defined below).

     In general, the Rights become exercisable or transferable only upon the occurrence of certain events related to changes in ownership of the Common Stock. Once exercisable, each Right entitles its holder to purchase from the Company one one-hundredth of a share ("Unit") of the Company's Series A Junior Participating Preferred Stock, par value $0.001 per share, 200,000 shares authorized and no shares issued or outstanding (the "Series A Preferred Stock") at a purchase price of $45.00 per Unit, subject to adjustment. The Rights will separate from the

                               QLOGIC CORPORATION

                APRIL 2, 1995, MARCH 31, 1996 AND MARCH 30, 1997
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Common Stock and become exercisable or transferable on a distribution date (the "Distribution Date"), which will occur on the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of securities representing 15% or more of the Common Stock or (ii) 10 business days following the commencement of a tender or exchange offer that would result in a person or group of related persons becoming an Acquiring Person. Upon the occurrence of certain other events related to changes in the ownership of the Common Stock, each holder of a Right would be entitled to purchase shares of the Common Stock, or an acquiring corporation's common stock, having a market value equal to two times the exercise value of the Right.

     The Rights expire on the earliest of (i) June 4, 2006, (ii) consummation of a merger transaction with a person or group who acquires Common Stock pursuant to a transaction approved by a majority of the disinterested members of the Company's Board of Directors, and (iii) redemption of the Rights. Subject to certain conditions, the Rights may be redeemed by the Company's Board of Directors at any time at a price of $0.001 per Right. The Rights are not currently exercisable and trade together with the shares of Common Stock associated therewith.

     The Rights, if exercised, will cause a substantial dilution to the equity interest in QLogic to a person's or group's ownership interest in the Company's Common Stock that attempts to acquire the Company on terms not approved by the Company's Board of Directors.

  Incentive Compensation Plans

     On January 12, 1994, the Company's Board of Directors adopted the QLogic Corporation Stock Awards Plan (the "Stock Awards Plan") and the QLogic Corporation Non-Employee Director Stock Option Plan (the "Director Plan") (collectively, the "Stock Option Plans"). Additionally, the Company issues options on an ad hoc basis from time to time.

     The Stock Awards Plan provides for the issuance of incentive and nonqualified stock options, restricted stock and other stock-based incentive awards for officers and key employees. The Stock Awards Plan permits the Compensation Committee of the Board of Directors to select eligible employees to receive awards and to determine the terms and conditions of awards. A total of 1,350,000 shares are reserved for issuance under the Stock Awards Plan. As of March 30, 1997, no shares of restricted stock were issued, options to purchase 773,089 shares of Common Stock were outstanding, and there were 332,749 shares available for future grants.

     Options granted under the Company's Stock Awards Plan provide that an employee holding a stock option may exchange stock which the employee already owns as payment against the exercise of an option. This provision applies to all options outstanding as of March 30, 1997. All stock options granted under the Company's Stock Awards Plan have ten-year terms and vest ratably over four years from the date of grant.

     Under the terms of the Director Plan, new directors receive an option grant at fair market value to purchase 8,000 shares of Common Stock upon election to the Board, nonemployee directors (other than the Chairman of the Board) receive annual grants of options to purchase 3,000 shares of Common Stock, and the Chairman of the Board receives annual grants of options to purchase 5,000 shares of Common Stock. A total of 200,000 shares have been reserved for issuance under the Director Plan. As of March 30, 1997, options for a total of 55,666 shares were outstanding and the remaining 98,500 shares were available for grant. All stock options granted under the Director Plan have 10-year terms and vest immediately upon grant.

     As of March 30, 1997, options to purchase 10,000 shares of Common Stock granted outside of the Stock Option Plans are outstanding.

                               QLOGIC CORPORATION

                APRIL 2, 1995, MARCH 31, 1996 AND MARCH 30, 1997
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     Stock option activity in fiscal 1995, fiscal 1996 and fiscal 1997 under the Company's Stock Option Plans was as follows:

                                                                               AVERAGE
                                                                             OPTION PRICE
                                                                 SHARES       PER SHARE
                                                                --------     ------------
        Options outstanding as of April 3, 1994...............   757,927        $ 8.31
          Granted.............................................   193,900          5.27
          Canceled............................................   (79,073)         8.40
          Exercised...........................................    (1,753)         1.16
                                                                --------        ------
        Options outstanding as of April 2, 1995...............   871,001          7.66
          Granted.............................................   395,983          5.66
          Canceled............................................  (407,346)         7.35
          Exercised...........................................    (5,140)         5.72
                                                                --------        ------
        Options outstanding as of March 31, 1996..............   854,498          6.89
          Granted.............................................   309,410         13.71
          Canceled............................................   (42,800)         8.00
          Exercised...........................................  (282,353)         7.88
                                                                --------        ------
        Options outstanding as of March 30, 1997..............   838,755        $ 9.00
                                                                ========        ======

     As of March 31, 1996 and March 30, 1997, the number of options exercisable was 365,553 and 282,273, respectively, and the weighted-average exercise price of those options was $7.89 and $6.63, respectively.

                                                          WEIGHTED-                                  WEIGHTED-
                                            OUTSTANDING    AVERAGE                    EXERCISABLE     AVERAGE
                                               AS OF       EXERCISE     REMAINING        AS OF        EXERCISE
                                             MARCH 30,      PRICE      CONTRACTUAL     MARCH 30,       PRICE
          RANGE OF EXERCISE PRICES             1997       PER OPTION   LIFE (YEARS)       1997       PER OPTION
  ----------------------------------------  -----------   ----------   ------------   ------------   ----------
  $ 4.50 to $ 5.00........................    184,426       $ 4.83         7.90           84,604       $ 4.86
  $ 5.01 to $ 7.56........................    206,601         6.13         7.68          101,317         6.23
  $ 7.57 to $11.13........................    217,728         8.92         7.68           88,352         8.34
  $11.14 to $24.38........................    230,000        14.98         9.35            8,000        11.49
                                              -------       ------         ----          -------       ------
  $ 4.50 to $24.38........................    838,755       $ 9.00         8.19          282,273       $ 6.63
                                              =======       ======         ====          =======       ======

     The Company applies APB Opinion No. 25 in accounting for its Stock Option Plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                                  1996       1997
                                                                 ------     -------
            Net income as reported.............................  $  666      $5,848
            Assumed stock compensation cost....................   1,244       2,329
                                                                 ------      ------
              Pro forma net income (loss)......................  $ (578)     $3,519
                                                                 ======      ======
            Net income per share as reported...................  $ 0.12      $ 0.93
            Pro forma net income (loss) per share..............    (.10)       0.56
                                                                 ======      ======

     Pro forma net income (loss) reflects only options granted in fiscal 1996 and fiscal 1997. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma

                               QLOGIC CORPORATION

                APRIL 2, 1995, MARCH 31, 1996 AND MARCH 30, 1997
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

net income (loss) amounts presented above because compensation cost is reflected over the options' vesting period of four years and compensation cost for options granted prior to April 3, 1995 is not considered.

     The Company uses the Black-Scholes option-pricing model for estimating the fair value of its compensation instruments. The following represents the weighted-average fair value of options granted and the assumptions used for the calculation:

                                                               1996         1997
                                                              -------     --------
            Weighted-average fair value per option
              granted.......................................  $3.1214     $ 7.6416
            Average exercise price per option granted.......   5.6802      13.7131
            Stock volatility................................   0.5644       0.5644
            Risk-free interest rate.........................     6.11%        6.69%
            Annual rate of forfeiture.......................       20%          20%
            Expected life (in years)........................     5.00         5.00
            Stock dividend yield............................     0.00%        0.00%

     The fair value of each option grant, as defined by SFAS No. 123, is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes model, as well as other currently accepted option valuation models, was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated fair value on the grant date.

NOTE (11) CONDENSED QUARTERLY RESULTS (UNAUDITED)

     The following summarizes certain unaudited quarterly financial information for fiscal 1995, fiscal 1996 and fiscal 1997.

                                                                  THREE MONTHS ENDED
                                                    ----------------------------------------------
                                                     JUNE       SEPTEMBER     DECEMBER      MARCH
                                                    -------     ---------     --------     -------
Fiscal 1995:
  Net revenues....................................  $14,235      $15,349      $15,419      $12,672
  Operating income................................      948        1,117        1,246           68
  Net income......................................      534          651          745           35
  Net income per share............................     0.10         0.12         0.13         0.01
                                                    =======      =======      =======      =======
Fiscal 1996:
  Net revenues....................................  $ 9,570      $13,105      $14,886      $16,218
  Operating income (loss).........................   (1,162)         375          695        1,276
  Net income (loss)...............................     (724)         214          444          732
  Net income (loss) per share.....................    (0.13)        0.04         0.08         0.13
                                                    =======      =======      =======      =======
Fiscal 1997:
  Net revenues....................................  $15,740      $16,725      $17,431      $19,031
  Operating income................................    1,592        1,872        2,656        3,234
  Net income......................................      967        1,178        1,677        2,026
  Net income per share............................     0.16         0.20         0.26         0.32
                                                    =======      =======      =======      =======

              [GRAPHIC DEPICTING COMPUTER SYSTEMS AND DATA STORAGE
PERIPHERAL PRODUCTS THAT UTILIZE THE COMPANY'S PRODUCTS FROM 1994 THROUGH 1997]

============================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE UNDERWRITERS OR BY ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY, TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                         ------------------------------

                               TABLE OF CONTENTS


                                             PAGE
                                             ----
Prospectus Summary..........................   3
Risk Factors................................   5
Use of Proceeds.............................  12
Price Range of Common Stock.................  12
Dividend Policy.............................  12
Capitalization..............................  13
Selected Consolidated Financial Data........  14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations................................  15
Business....................................  21
Management..................................  32
Principal Stockholders......................  34
Description of Capital Stock................  35
Underwriting................................  37
Legal Matters...............................  38
Experts.....................................  38
Additional Information......................  38
Incorporation of Certain Documents by
  Reference.................................  39
Glossary....................................  40
Index to Consolidated Financial
  Statements................................ F-1


============================================================
============================================================
                                2,000,000 Shares
                                 [QLOGIC LOGO]
                                  Common Stock
                         ------------------------------

                                   PROSPECTUS
                         ------------------------------
                                COWEN & COMPANY

                       PRUDENTIAL SECURITIES INCORPORATED

                         MORGAN KEEGAN & COMPANY, INC.
                                           , 1997
============================================================

                                    PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Stock being registered hereunder. All of the amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market application fee, all of which, shall be borne by the registrant, in connection with the offering of the shares of Common Stock pursuant to this Registration Statement:


        Securities and Exchange Commission Fee............................  $ 15,944
        NASD Filing Fee...................................................     5,761
        Nasdaq National Market Listing Fee................................    17,500
        Accounting Fees and Expenses......................................   125,000
        Legal Fees and Expenses...........................................   245,000
        Printing Fees.....................................................    80,000
        "Blue Sky" Fees...................................................     5,000
        Transfer Agent and Registrar Fees.................................    10,000
        Miscellaneous Expenses............................................    20,795
                                                                            --------
                  Total...................................................  $525,000
                                                                            ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     (a) Section 145 of the Delaware General Corporation Law makes provision for the indemnification of officers and directors in terms sufficiently broad to include indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Section 145 of the Delaware General Corporation Law permits indemnification by a corporation of its officers and directors against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with actions or proceedings against them if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. Section 145 provides that no indemnification may be made, however, without court approval, in respect of any claim as to which the officer or director is adjudged to be liable to the corporation. Such indemnification provisions of Delaware law are expressly not exclusive of any other rights which the officers or directors may have under the corporation's by-laws or agreements, pursuant to the vote of stockholders or disinterested directors or otherwise.

     (b) The Restated Certificate of Incorporation of the registrant provides that the registrant will, to the maximum extent permitted by law, indemnify each of its officers and directors against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact any such person is or was a director or officer of the registrant. The Company also carries directors and officers liability insurance.

     (c) The Underwriting Agreement (Exhibit 1.1) provides that the Company shall indemnify the Underwriters for certain liabilities, including liabilities arising under the Securities Act.

ITEM 16. EXHIBITS.


     1.1+   Form of Underwriting Agreement.
     2.1*   Distribution Agreement dated as of January 24, 1994 among Emulex Corporation, a
            Delaware corporation, Emulex Corporation, a California corporation, and QLogic
            Corporation.
     5.1+   Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation.
    23.1+   Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 5.1).
     23.2   Consent of Independent Auditors.
    24.1+   Power of Attorney.


---------------

+ Previously filed.

* Incorporated by reference to the same numbered exhibit to the Company's Registration Statement on Form 10 filed January 28, 1994 (Commission file number 0-23298).

ITEM 17. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) If the securities to be registered are to be offered at competitive bidding:

     The undersigned registrant hereby undertakes (1) to use its best efforts to distribute prior to the opening of bids, to prospective bidders, underwriters, and dealers, a reasonable number of copies of a prospectus which at that time meets the requirements of Section 10(a) of the Act, and relating to the securities offered at competitive bidding, as contained in the registration statement, together with any supplements thereto, and (2) to file an amendment to the registration statement reflecting the results of bidding, the terms of the reoffering and related matters to the extent required by the applicable form, not later than the first use, authorized by the issuer after the opening of bids, of a prospectus relating to the securities offered at competitive bidding, unless no further public offering of such securities by the issuer and no reoffering of such securities by the purchasers is proposed to be made.

     (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (f) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Costa Mesa, State of California, on the 8th of July, 1997.


                                          QLOGIC CORPORATION

                                          By:      /s/ THOMAS R. ANDERSON
                                            ------------------------------------
                                            Thomas R. Anderson
                                            Vice President and Chief Financial
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                   SIGNATURE                                 TITLE                    DATE
-----------------------------------------------    --------------------------    --------------

*                                                   Chairman of the Board of       July 8, 1997
-----------------------------------------------            Directors
Gary E. Liebl

                /s/ H.K. DESAI                     President, Chief Executive      July 8, 1997
-----------------------------------------------       Officer and Director
                  H.K. Desai

            /s/ THOMAS R. ANDERSON                  Vice President and Chief       July 8, 1997
-----------------------------------------------        Financial Officer
              Thomas R. Anderson

*                                                   Secretary and Treasurer        July 8, 1997
-----------------------------------------------
Michael R. Manning

*                                                           Director               July 8, 1997
-----------------------------------------------
Jim Bixby

*                                                           Director               July 8, 1997
-----------------------------------------------
Carol Miltner

*                                                           Director               July 8, 1997
-----------------------------------------------
George Wells


*By:      /s/ THOMAS R. ANDERSON
     ---------------------------------
            Thomas R. Anderson
             Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
  NO.                                          DESCRIPTION
-------    -----------------------------------------------------------------------------------
   1.1+    Form of Underwriting Agreement
   2.1*    Distribution Agreement dated as of January 24, 1994 among Emulex Corporation, a
           Delaware corporation, Emulex Corporation, a California corporation, and QLogic
           Corporation
   5.1+    Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation
  23.1+    Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in
           Exhibit 5.1)
   23.2    Consent of Independent Auditors
  24.1+    Power of Attorney


---------------
+ Previously filed.

* Incorporated by reference to the same numbered exhibit to the Company's Registration Statement on Form 10 filed January 28, 1994 (Commission file number 0-23298).